OFFERING MEMORANDUM DATED, NOVEMBER 15, 2024

Acres Technology
8400 West Sunset Drive, Suite 320, Las Vegas, NV 89113

acrestechnology.com

Up to $999,999.40 or 294,204 shares of Non-Voting Common Stock, including a transaction fee, plus up to 424,242 "Bonus Shares" available to early investors for no additional consideration

Target Investment Amount: $10,298.97 (or 3,030 Shares including the Investor Transaction Fee)

Minimum Investment: $771.57 ($749.10 including the $22.47 Investor Transaction Fee)

Acres Technology, a Nevada corporation ("Acres", "the Company," "we," or "us"), is offering up to $999,999.40 worth of Non-Voting Common Stock, including an Investor Transaction Fee of 3.0% to the Company not to exceed $100.00 per transaction (up to $29,126, if fully subscribed). The minimum target amount under this Regulation CF offering is $10,298.97, or 3,030 shares of Non-Voting Common Stock plus the Investor Transaction Fee (the "Target Amount"). The company must reach its Target Amount of $10,298.97 by April 30, 2025. Unless the company raises at least the Target Amount of $10,298.97 under the Regulation CF offering by April 30, 2025, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. Each investor must purchase a minimum of $771.57 worth of shares (227 shares), including a 3.0% Investor Transaction Fee.

The Offering is being made through DealMaker Securities LLC (the "Intermediary") on its platform. The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to April 30, 2025 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$ 749.10	$ 65.58	$ 683.52
Investor Fee	$ 22.47		
Aggregate Maximum Offering Amount	$ 999,999.40	$ 85,000	$ 914,999

(1) DealMaker Securities LLC charges commissions of eight percent (8.5%) of the Offering including the Investor Transaction Fee. This excludes fees to the Issuer's advisors, such as and accountants. Also, excludes a $30,000 set up fee and a $12,000 per month maintenance is payable to DealMaker Securities LLC.

Investors will be required to pay an Investor Processing Fee of 3.0% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee. All investments will have a maximum Investor Processing Fee of $100.00, which represents the fee for a $3,333.00 investment.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

For purposes of this "The Company and its Business" section, "Acres," "we," "us" or "our" refers to Acres Technology on a combined basis with Acres Manufacturing and Acres 4.0, unless the context otherwise requires, such as when an entity is specifically referenced.

Acres was founded by John Acres, a pioneering figure in the casino industry known for his substantial contributions to the development of casino systems technology. John Acres began his journey in the industry in the early 1980s, where he introduced groundbreaking innovations that have since become industry standards. His early work included the creation of the first player tracking system, which revolutionized how casinos interact with their patrons by enabling the collection of data on player behavior. This system laid the foundation for many of the modern loyalty programs seen in casinos today. Notably, Acres was responsible for the development of the modern progressive jackpot system as well as introduced the concept of bonusing directly through slot machines to the industry. These innovations have had a lasting impact on the industry, earning John Acres a place in the American Gaming Association's Gaming Hall of Fame.

Acres is at the forefront of revolutionizing the casino industry through its innovative technologies and comprehensive solutions. The company focuses on creating products that not only integrate seamlessly with existing casino management systems but also offer enhanced data insights and operational capabilities. Designed with scalability in mind, Acres' solutions cater to the diverse needs of casinos, whether they are small independent venues or large, multi-property enterprises. The company's suite of products, including the Foundation system, Cashless Casino, TIBO, and Kai, are engineered to boost operational efficiency, strengthen player loyalty, and drive profitability. By continually advancing its technology, Acres ensures that its clients remain competitive in an ever-changing market.

At the core of Acres' offerings is the Foundation system, a groundbreaking technology that enables casinos to capture and analyze real-time data from every slot machine on the floor. This real-time data capability allows casinos to fine-tune player engagement strategies and optimize their operations in ways previously unattainable. Complementing the Foundation system are other key innovations like Cashless Casino, which modernizes payment processes, TIBO, which enhances ticketing experiences, and Kai, an AI-driven virtual slot manager that improves customer service and operational efficiency. Under John Acres' visionary leadership, Acres remains dedicated to delivering integrative solutions that not only meet but exceed the evolving demands of the casino industry, all while fostering meaningful interactions between casinos and their patrons.

Industry

The gaming industry is currently undergoing significant transformations driven by technological advancements and changing consumer preferences. One of the most prominent trends is the rise of cryptocurrency as a preferred method for deposits, withdrawals, and gameplay. Many online gaming platforms have already adopted crypto due to its ease of use, enhanced security, and anonymity, and it is expected that more operators will follow suit in both online and land-based casinos. This shift reflects a broader move towards digital and cashless transactions, further underscored by the growing popularity of smart devices, including smartwatches, which are being integrated into gaming experiences. As these technologies become more widespread, they provide new avenues for engaging younger, tech-savvy audiences who prefer these modern conveniences over traditional methods.

Another significant trend reshaping the gaming landscape is the evolution of slot machines and the integration of live dealers and virtual reality (VR) into gaming experiences. While slot machines remain a staple of brick-and-mortar casinos, occupying a substantial portion of the gaming floor, there is a growing need to upgrade these machines to offer more interactive and engaging experiences. Platforms like Acres' Foundation enable this transformation by connecting slot machines to mobile apps, allowing real-time data collection and enhancing player engagement through loyalty and cashless transactions. Meanwhile, the demand for live dealer games continues to grow as players seek more authentic experiences akin to those in physical casinos. The rise of VR-based gaming is also set to revolutionize the industry, offering immersive experiences that replicate the excitement and social aspects of traditional casinos from the comfort of home. These trends are indicative of an industry that is rapidly adapting to technological innovations, ensuring it remains relevant and appealing to a new generation of players.

Products

Acres offers a comprehensive suite of products designed to revolutionize casino operations through advanced technology and data-driven insights. Central to their offerings is the *Foundation* system, which comes in both hardware and software versions. The hardware version includes an Install Kit that replaces traditional card readers with a Player Interface Device (PID), and connects to the Slot Accounting System (SAS) to gather data. The kit also includes a Game Machine Interface (GMI) that connects to SAS, allowing real-time data capture, and a Bridge kit capable of connecting up to eight GMIs. This setup enables the seamless integration of the Foundation system into existing casino infrastructure. The software version, known as *FoundationHQ*, offers lightning-fast loyalty tracking by assigning play codes to sessions based on card data. These play codes remain attached to the player's account throughout their gaming session, providing a robust foundation for personalized marketing and player engagement.

The *Player Budget* feature within the Foundation system leverages real-time data to identify the spending thresholds of each player. By tracking and analyzing player behavior, the system can pinpoint high-spend individuals and customize marketing efforts to maximize the loyalty budget from the outset. This targeted approach ensures that casinos can build and maintain strong relationships with their most valuable players, enhancing overall customer loyalty.

GuardianAI, another key product from Acres Technology, integrates AI-driven security measures to protect casinos from digital threats. This system provides real-time alerts and authentication, ensuring that all transactions and gameplay are secure. By monitoring activity continuously, Guardian helps casinos prevent fraudulent actions and maintain a safe environment for all players.

In the realm of cashless gaming, Acres offers both *Cashless Casino*, *Slots* and *Tables* solutions. These systems connect gaming machines or tables to a player's phone via Bluetooth, enabling seamless transactions. Players can transfer funds from their phone to the game and cash out directly back to their phone wallet. This instantaneous process not only enhances player convenience but also modernizes the gaming experience by eliminating the need for physical cash handling.

TIBO (Ticket In Bonus Out) further enhances player engagement through data-driven bonus ticketing. The system can automatically trigger a bonus ticket based on underlying game events, offering a progress bar-like experience for players as they work towards earning their bonuses. Once triggered, the bonus ticket is immediately available for use, adding an extra layer of excitement and reward to the gaming experience.

Together, these products represent Acres; commitment to pushing the boundaries of casino technology. By integrating real-time data, AI-driven security, and seamless cashless solutions, the company empowers casinos to optimize operations, enhance player loyalty, and maintain a competitive edge in the industry.

Corporate Structure

Casino gambling is highly regulated. While regulatory compliance is expensive and requires significant expertise, it also creates a substantial barrier to competition.

To achieve cost-effective regulatory compliance, Acres Technology ("AT") cooperates with two additional companies—Acres Manufacturing Company ("AMC") and Acres 4.0 ("A4")—each of which is solely owned and managed by John Acres, who is also the founder, CEO and Chairman of Acres Technology.

- AT creates patents and other intellectual property for products and concepts that serve the legal gambling industry. AT is the issuer in the Offering described herein.
- Acres 4.0 specializes in creating software applications for the casino gaming industry. A4 sells and distributes its products. A4 is licensed as a gambling product distributor in Nevada. AT contracts with A4 to develop software that utilizes AT's patents.
- Acres Manufacturing Company has created a powerful new hardware product, called Foundation that measures play behavior at casino games. This powerful new Foundation system enables A4 software to perform at a much higher level than it can with traditional casino hardware.

John Acres has contractually agreed to sell AMC and A4 to AT upon the completion of an IPO by AT with gross proceeds of $50 million or more, or a change of control of AT, such as an acquisition of AT by another entity.

The structure of the purchase agreement ensures that all cumulative and future profits, assets and liabilities become the property of AT, once those business milestones and met and associated regulatory approvals are obtained. In the meantime, each of the three companies operate independently, maintain their own books and file their own taxes.

The audited financial statements presented as an exhibit to this Offering Memorandum include the accounts of AT as well as the accounts of A4 and Acres Manufacturing Company AMC.

In May 2024 a Master Development and Distribution Agreement between AT and AMC was terminated to satisfy regulatory compliance with one of the jurisdictions in which AMC is licensed.

Customers

Acres serves a diverse range of clients within the casino and gaming industry, including some of the most prominent names in the field. Notable clients include Resort World Las Vegas and Fontainebleau Las Vegas, both renowned for their luxury and high-end gaming experiences. The company also collaborates with major operators such as Penn National Gaming and Hard Rock Sioux City, highlighting its reach across various markets.

Additionally, Acres supports tribal gaming operations, working with respected establishments like Mystic Lake, Muckleshoot, and Wind Creek Hospitality. These partnerships underscore Acres Technology's ability to provide tailored solutions that meet the unique needs of a diverse clientele, from luxury resorts and large-scale operators to tribal casinos and independent gaming venues.

By serving a wide array of clients, Acres demonstrates its commitment to enhancing the gaming experience across all segments of the industry, leveraging its innovative technologies to support operational efficiency and player engagement.

Employees

Acres Technology currently employs 4 full-time employees.

Intellectual Property

With a history of 270 currently granted patents and 70 pending patent applications within the United States and Australia, Acres continues to take on a leadership role as an industry innovator. The Acres' commitment to groundbreaking technology and advancement is evident through its extensive patent portfolio.

Acres Technology holds several dozen key patents and trademarks that highlight its commitment to innovation in the casino technology industry. Acres owns trademarks such as Acres 4.0®, which is used for software for database management and customer relationship management in casino operations, and Kai®, a software-as-a-service (SaaS) product designed for monitoring casino activity and automating employee dispatches.

Acres Technology has developed hardware, the Foundation™ system, that enables rapid collection of data generated on slot machine play that includes all of the outputs generated by a slot machine, such as reels stops, button pushes, and game outcomes, with time stamps on each. Moreover, this is accomplished essentially in real time, many times faster than its competitors, which also collect far less data and do so at far slower speeds. Acres Technology's intellectual property portfolio includes patents that use the collected data to affect the player's gaming experience in real time, including bonuses, bonus games, and messaging. All can be offered on the slot machine or on the player's phone. In addition, patents directed to analyzing the data cover aspects of interest to the game operator, e.g., optimal placement of gaming machines and determining the effectiveness of a game.

Several noteworthy issued patents within the United States include:

- Method and System for Implementing Mystery Bonus in Place of Base Game Results on Gaming Machine
- Generating a Score Related to Play on Gaming Devices
- Communicating Information About Networked Gaming Machines to Prospective Players
- Personal Electronic Device for Gaming and Bonus System
- System for Promoting Play on Electronic Gaming Devices and Engagement with Casino Personnel

This extensive portfolio of intellectual property not only protects Acres Technology's innovations but also positions the company as a leader in the development of casino technologies that improve operational efficiency and enhance the player experience. By securing these patents and trademarks, Acres Technology ensures its ability to continue delivering cutting-edge solutions to the casino industry, fostering growth and adaptation in an ever-evolving market.

Country	Status	Title	Type	Application Num	Filing Date	Publication Num	Publication Date
Australia	Abandoned	METHOD AND SYSTEM FOR IMPLEMENTING MYSTERY BONUS IN PLACE OF BASE GAME RESULTS ON GAMING MACHINE	Non-Provisional	2010224402	9/24/2010	2010224402	4/21/2011
Australia	Abandoned	METHOD AND SYSTEM FOR IMPLEMENTING MYSTERY BONUS IN PLACE OF BASE GAME RESULTS ON GAMING MACHINE	Non-Provisional	2016201313	2/29/2016	2016201313	3/17/2016
Australia	Abandoned	METHOD AND SYSTEM FOR IMPLEMENTING MYSTERY BONUS IN PLACE OF BASE GAME RESULTS ON GAMING MACHINE	Non-Provisional	201800996	2/9/2018	201800996	3/1/2018

Australia	Abandoned	METHOD AND SYSTEM FOR IMPLEMENTING MYSTERY BONUS IN PLACE OF BASE GAME RESULTS ON GAMING MACHINE	Non-Provisional	2020201188	2/19/2020	2020201188	3/5/2020
Australia	Pending	METHOD AND SYSTEM FOR IMPLEMENTING MYSTERY BONUS IN PLACE OF BASE GAME RESULTS ON GAMING MACHINE	Non-Provisional	2022201320	2/25/2022	2022201320	3/24/2022
Australia	Pending	METHOD AND SYSTEM FOR IMPLEMENTING MYSTERY BONUS IN PLACE OF BASE GAME RESULTS ON GAMING MACHINE	Non-Provisional	2024201696	9/24/2010		
United States	Issued	METHOD AND SYSTEM FOR IMPLEMENTING MYSTERY BONUS IN PLACE OF BASE GAME RESULTS ON GAMING MACHINE	Non-Provisional	12/572,012	10/1/2009	20110081964	4/7/2011
United States	Published	METHOD AND SYSTEM FOR IMPLEMENTING MYSTERY BONUS IN PLACE OF BASE GAME RESULTS ON GAMING MACHINE	Non-Provisional	15/974,272	5/8/2018	20180253930	9/6/2018
Australia	Issued	GENERATING A SCORE RELATED TO PLAY ON GAMING DEVICES	Non-Provisional	2009200405	2/5/2009	2009200405	11/5/2009
Australia	Lapsed	GENERATING A SCORE RELATED TO PLAY ON GAMING DEVICES	Non-Provisional	2015205891	7/22/2015	2015205891	8/20/2015

Australia	Lapsed	GENERATING A SCORE RELATED TO PLAY ON GAMING DEVICES	Non-Provisional	2017206146	7/17/2017	2017206146	8/3/2017
Australia	Lapsed	GENERATING A SCORE RELATED TO PLAY ON GAMING DEVICES	Non-Provisional	2019210576	7/31/2019	2019210576	8/22/2019
Australia	Lapsed	GENERATING A SCORE RELATED TO PLAY ON GAMING DEVICES	Non-Provisional	2021203570	6/1/2021	2021203570	7/1/2021
Australia	Published	GENERATING A SCORE RELATED TO PLAY ON GAMING DEVICES	Non-Provisional	2023216751	8/14/2023	2023216751	8/31/2023
United States	Abandoned	GENERATING A SCORE RELATED TO PLAY ON GAMING DEVICES	Non-Provisional	12/104,249	4/16/2008		
United States	Issued	GENERATING A SCORE RELATED TO PLAY ON GAMING DEVICES	Non-Provisional	13/363,146	1/31/2012	20120135800	5/31/2012
United States	Issued	GENERATING A SCORE RELATED TO PLAY ON GAMING DEVICES	Non-Provisional	15/496,719	4/25/2017	20170228962	8/10/2017
United States	Issued	GENERATING A SCORE RELATED TO PLAY ON GAMING DEVICES	Non-Provisional	15/924,612	3/19/2018	20180211474	7/26/2018
United States	Issued	GENERATING A SCORE RELATED TO	Non-Provisional	16/154,899	10/9/2018	20190051095	2/14/2019

		PLAY ON GAMING DEVICES					
United States	Issued	GENERATING A SCORE RELATED TO PLAY ON GAMING DEVICES	Non-Provisional	16/866,804	5/5/2020	20200265668	8/20/2020
United States	Published	GENERATING A SCORE RELATED TO PLAY ON GAMING DEVICES	Non-Provisional	17/335,384	6/1/2021	20210287481	9/16/2021
Australia	Lapsed	METHOD AND APPARATUS FOR COMMUNICATING INFORMATION ABOUT NETWORKED GAMING MACHINES TO PROSPECTIVE PLAYERS	Non-Provisional	2013203548	4/10/2013	2013203548	10/31/2013
Australia	Abandoned	METHOD AND APPARATUS FOR COMMUNICATING INFORMATION ABOUT NETWORKED GAMING MACHINES TO PROSPECTIVE PLAYERS	Non-Provisional	2016204374	6/24/2016	2016204374	7/14/2016
United States	Issued	METHOD AND APPARATUS FOR COMMUNICATING INFORMATION ABOUT NETWORKED GAMING MACHINES TO PROSPECTIVE PLAYERS	Non-Provisional	13/445,355	4/12/2012	20130274010	10/17/2013
United States	Issued	METHOD AND APPARATUS FOR COMMUNICATING INFORMATION ABOUT NETWORKED GAMING MACHINES TO	Non-Provisional	14/935,674	11/9/2015	20160063818	3/3/2016

		PROSPECTIVE PLAYERS					
United States	Issued	METHOD AND APPARATUS FOR COMMUNICATING INFORMATION ABOUT NETWORKED GAMING MACHINES TO PROSPECTIVE PLAYERS	Non-Provisional	15/271,615	9/21/2016	20170011588	1/12/2017
United States	Issued	METHOD AND APPARATUS FOR COMMUNICATING INFORMATION ABOUT NETWORKED GAMING MACHINES TO PROSPECTIVE PLAYERS	Non-Provisional	15/471,804	3/28/2017	20170200341	7/13/2017
United States	Issued	METHOD AND APPARATUS FOR COMMUNICATING INFORMATION ABOUT NETWORKED GAMING MACHINES TO PROSPECTIVE PLAYERS	Non-Provisional	15/950,396	4/11/2018	20180232988	8/16/2018
United States	Issued	COMMUNICATING INFORMATION ABOUT NETWORKED GAMING MACHINES TO PROSPECTIVE PLAYERS	Non-Provisional	16/261,705	1/30/2019	20190156615	5/23/2019
United States	Issued	COMMUNICATING INFORMATION ABOUT NETWORKED GAMING MACHINES TO PROSPECTIVE PLAYERS	Non-Provisional	17/069,984	10/14/2020	20210027570	1/28/2021

United States	Issued	COMMUNICATING INFORMATION ABOUT NETWORKED GAMING MACHINES TO PROSPECTIVE PLAYERS	Non-Provisional	17/752,469	5/24/2022	20230034899	2/2/2023
United States	Issued	COMMUNICATING INFORMATION ABOUT NETWORKED GAMING MACHINES TO PROSPECTIVE PLAYERS	Non-Provisional	18/309,401	4/28/2023	20240029507	1/25/2024
United States	Published	COMMUNICATING INFORMATION ABOUT NETWORKED GAMING MACHINES TO PROSPECTIVE PLAYERS	Non-Provisional	18/624,427	4/2/2024	20240249589	7/25/2024
United States	Abandoned	SYSTEM AND METHOD FOR MEASURING GAMING PLAYER BEHAVIOR	Non-Provisional	12/616,070	11/10/2009		
United States	Issued	SYSTEM AND METHOD FOR MEASURING GAMING PLAYER BEHAVIOR	Non-Provisional	12/634,646	12/9/2009	20110111836	5/12/2011
United States	Issued	SYSTEM AND METHOD FOR MEASURING GAMING PLAYER BEHAVIOR	Non-Provisional	15/496,687	4/25/2017	20170228977	8/10/2017
United States	Issued	SYSTEM AND METHOD FOR MEASURING GAMING PLAYER BEHAVIOR	Non-Provisional	16/731,184	12/31/2019	20200134972	4/30/2020
United States	Pending	SYSTEM AND METHOD FOR MEASURING	Non-Provisional	18/501,379	11/3/2023		

		GAMING PLAYER BEHAVIOR					
f0040u9	Lapsed	DISCOUNTED CREDITS AS INCENTIVE TO PLAY GAMING DEVICES	Non-Provisional	2012244366	11/6/2012	2012244366	5/23/2013
Australia	Lapsed	DISCOUNTED CREDITS AS INCENTIVE TO PLAY GAMING DEVICES	Non-Provisional	2018202387	4/4/2018	2018202387	4/26/2018
Australia	Lapsed	DISCOUNTED CREDITS AS INCENTIVE TO PLAY GAMING DEVICES	Non-Provisional	2020201625	3/4/2020	2020201625	3/19/2020
Australia	Published	DISCOUNTED CREDITS AS INCENTIVE TO PLAY GAMING DEVICES	Non-Provisional	2022203038	5/5/2022	2022203038	5/26/2022
Australia	Pending	DISCOUNTED CREDITS AS INCENTIVE TO PLAY GAMING DEVICES	Non-Provisional	2024204648	5/5/2022		
United States	Expired	DISCOUNTED CREDITS AS INCENTIVE TO PLAY GAMING DEVICES	Non-Provisional	61/556,624	11/7/2011		
United States	Issued	DISCOUNTED CREDITS AS INCENTIVE TO PLAY GAMING DEVICES	Non-Provisional	13/668,595	11/5/2012	20130310152	11/21/2013
United States	Abandoned			15/407,105	1/16/2017		

Australia	Lapsed	DRAWING WITH PARTICIPANT INTERACTION	Non-Provisional	2014233621	9/26/2014	2014233621	4/16/2015
Australia	Lapsed	DRAWING WITH PARTICIPANT INTERACTION	Non-Provisional	2019204424	6/14/2019	2019204424	7/11/2019
Australia	Lapsed	DRAWING WITH PARTICIPANT INTERACTION (AU2)	Non-Provisional	2021201520	3/10/2021	2021201520	4/1/2021
Australia	Pending	DRAWING WITH PARTICIPANT INTERACTION (AU2)	Non-Provisional	2023202800	5/4/2023	2023202800	5/25/2023
United States	Issued	DRAWING WITH PARTICIPANT INTERACTION	Non-Provisional	14/041,244	9/30/2013	20150094129	4/2/2015
United States	Issued	DRAWING WITH PARTICIPANT INTERACTION	Non-Provisional	15/177,891	6/9/2016	20160284168	9/29/2016
United States	Issued	DRAWING WITH PARTICIPANT INTERACTION	Non-Provisional	16/156,712	10/10/2018	20190043311	2/7/2019
United States	Issued	DRAWING WITH PARTICIPANT INTERACTION	Non-Provisional	16/460,156	7/2/2019	20190325702	10/24/2019
United States	Published	DRAWING WITH PARTICIPANT INTERACTION	Non-Provisional	17/173,790	2/11/2021	20210217273	7/15/2021
Australia	Lapsed	METHOD AND SYSTEM FOR DISPATCHING CASINO PERSONNEL AND TRACKING INTERACTIONS WITH PLAYERS	Non-Provisional	2018200359	1/16/2018		

Australia	Pending	METHOD AND SYSTEM FOR DISPATCHING CASINO PERSONNEL AND TRACKING INTERACTIONS WITH PLAYERS	Non-Provisional	2023201642	3/15/2023	2023201642	4/13/2023
United States	Expired	METHOD FOR CREATING AN ELECTRONIC LOG FOR DOCUMENTING ENTRIES INTO GAMING MACHINES	Non-Provisional	61/891,684	10/16/2013		
United States	Issued	AUTOMATED METHOD FOR SERVICING ELECTRONIC GAMING MACHINES	Non-Provisional	17/230,184	4/14/2021	20210233350	7/29/2021
United States	Abandoned	DISPATCH SYSTEM HAVING CONTROL SHARED WITH DISPATCHED SERVICE PROVIDERS	Non-Provisional	14/263,577	4/28/2014		
United States	Issued	METHOD FOR CREATING AN ELECTRONIC LOG FOR DOCUMENTING ENTRIES INTO GAMING MACHINES	Non-Provisional	14/451,133	8/4/2014	20150045122	2/12/2015
United States	Issued	METHOD FOR RETRIEVING AN IDENTITY CARD ASSOCAITED WITH AN ELECTRONIC GAMING MACHINE	Non-Provisional	14/755,268	6/30/2015	20150302694	10/22/2015
United States	Abandoned	AUTOMATED METHOD FOR SERVICING ELECTRONIC GAMING MACHINES	Non-Provisional	15/177,969	6/9/2016	20160284162	9/29/2016

United States	Abandoned	METHOD FOR RETRIEVING AN IDENTITY CARD ASSOCAITED WITH AN ELECTRONIC GAMING MACHINE	Non-Provisional	15/407,096	1/16/2017	20170186270	6/29/2017
United States	Issued	AUTOMATED METHOD FOR SERVICING ELECTRONIC GAMING MACHINES	Non-Provisional	15/620,282	6/12/2017	20170278345	9/28/2017
United States	Issued	AUTOMATED METHOD FOR SERVICING ELECTRONIC GAMING MACHINES	Non-Provisional	16/429,444	6/3/2019	20190318571	10/17/2019
United States	Abandoned	AUTOMATED METHOD FOR SERVICING ELECTRONIC GAMING MACHINES	Non-Provisional	16/451,280	6/25/2019	20190311314	10/10/2019
United States	Issued	METHOD AND SYSTEM FOR DISPATCHING CASINO PERSONNEL AND TRACKING INTERACTIONS WITH PLAYERS	Non-Provisional	16/676,743	11/7/2019	20200074797	3/5/2020
United States	Published	METHOD AND SYSTEM FOR DISPATCHING CASINO PERSONNEL AND TRACKING INTERACTIONS WITH PLAYERS	Non-Provisional	17/136,163	12/29/2020	20210118261	4/22/2021
Australia	Granted	PERSONAL ELECTRONIC DEVICE FOR GAMING AND BONUS SYSTEM	Non-Provisional	2011200777	2/24/2011	2011200777	9/8/2011
Australia	Lapsed	PERSONAL ELECTRONIC DEVICE	Non-Provisional	2016210713	2/24/2011		

		FOR GAMING AND BONUS SYSTEM					
Australia	Lapsed	PERSONAL ELECTRONIC DEVICE FOR GAMING AND BONUS SYSTEM	Non-Provisional	2018256672	2/24/2011		
Australia	Lapsed	PERSONAL ELECTRONIC DEVICE FOR GAMING AND BONUS SYSTEM	Non-Provisional	2020277275	2/24/2011	2020277275	
Australia	Granted	PERSONAL ELECTRONIC DEVICE FOR GAMING AND BONUS SYSTEM	Non-Provisional	2022283788	2/24/2011	2022283788	2/2/2023
Australia	Pending	PERSONAL ELECTRONIC DEVICE FOR GAMING AND BONUS SYSTEM	Non-Provisional	2024201825	2/24/2011		
United States	Abandoned	PERSONAL ELECTRONIC DEVICE FOR GAMING AND BONUS SYSTEM		12/713,090	2/15/2010		
United States	Abandoned	PERSONAL ELECTRONIC DEVICE FOR GAMING AND BONUS SYSTEM		12/716,188	3/2/2010		
United States	Issued	PERSONAL ELECTRONIC DEVICE FOR GAMING AND BONUS SYSTEM	Non-Provisional	14/470,639	8/27/2014	20150005047	1/1/2015
United States	Issued	PERSONAL ELECTRONIC DEVICE FOR GAMING AND BONUS SYSTEM	Non-Provisional	15/012,484	2/1/2016	20160148458	5/26/2016

United States	Issued	PERSONAL ELECTRONIC DEVICE FOR GAMING AND BONUS SYSTEM	Non-Provisional	15/376,040	12/12/2016	20170092051	3/30/2017
United States	Issued	PERSONAL ELECTRONIC DEVICE FOR GAMING AND BONUS SYSTEM	Non-Provisional	16/701,476	12/3/2019	20200105093	4/2/2020
United States	Issued	PERSONAL ELECTRONIC DEVICE FOR GAMING AND BONUS SYSTEM	Non-Provisional	17/366,298	7/2/2021	20210335089	10/28/2021
United States	Published	PERSONAL ELECTRONIC DEVICE FOR GAMING AND BONUS SYSTEM	Non-Provisional	18/326,526	5/31/2023	20240062614	2/22/2024
Australia	Lapsed	OPTIMIZING DRAWING PRIZE AWARDS	Non-Provisional	2015255234	11/11/2015		
Australia	Lapsed	OPTIMIZING DRAWING PRIZE AWARDS	Non-Provisional	2021204110	6/18/2021	2021204110	7/15/2021
Australia	Pending	OPTIMIZING DRAWING PRIZE AWARDS	Non-Provisional	2023216821	8/16/2023	20233216821	9/7/2023
United States	Issued	OPTIMIZING DRAWING PRIZE AWARDS	Non-Provisional	14/538,597	11/11/2014	20160133090	5/12/2016
United States	Issued	OPTIMIZING DRAWING PRIZE AWARDS	Non-Provisional	15/637,012	6/29/2017	20170301184	10/19/2017
United States	Issued	OPTIMIZING DRAWING PRIZE AWARDS	Non-Provisional	15/972,443	5/7/2018	20180253939	9/6/2018
United States	Issued	OPTIMIZING DRAWING PRIZE AWARDS	Non-Provisional	16/718,470	12/18/2019	20200126357	4/23/2020

United States	Published	OPTIMIZING DRAWING PRIZE AWARDS	Non-Provisional	16/996,323	8/18/2020	20200380824	12/3/2020
United States	Pending	OPTIMIZING DRAWING PRIZE AWARDS	Non-Provisional	17/694,388	3/14/2022	2022-0262201	8/18/2022
Australia	Lapsed	METHOD FOR CONFIGURING CASINO OPERATIONS	Non-Provisional	2009233631	11/1/2009		
Australia	Lapsed	METHOD FOR CONFIGURING CASINO OPERATIONS	Non-Provisional	2016200232	1/14/2016		
Australia	Lapsed	METHOD FOR CONFIGURING CASINO OPERATIONS	Non-Provisional	2017268668	12/1/2017		
Australia	Lapsed	METHOD FOR CONFIGURING CASINO OPERATIONS	Non-Provisional	2019271899	11/25/2019		
Australia	Lapsed	METHOD FOR CONFIGURING CASINO OPERATIONS	Non-Provisional	2021245181	10/7/2021	2021245181	11/4/2021
Australia	Pending	METHOD FOR CONFIGURING CASINO OPERATIONS	Non-Provisional	2023285701	12/18/2023	2023285701	1/18/2024
United States	Abandoned	METHOD FOR CONFIGURING CASINO OPERATIONS	Non-Provisional	12/272,646	11/17/2008	20100124980	5/20/2010
United States	Issued	METHOD FOR CONFIGURING CASINO OPERATIONS	Non-Provisional	14/997,182	1/15/2016	20160133101	5/12/2016
United States	Issued	METHOD FOR CONFIGURING CASINO OPERATIONS	Non-Provisional	15/459,898	3/15/2017	20170186269	6/29/2017

United States	Issued	METHOD FOR CONFIGURING CASINO OPERATIONS	Non-Provisional	16/215,876	12/11/2018	20190114876	4/18/2019
United States	Issued	METHOD FOR CONFIGURING CASINO OPERATIONS	Non-Provisional	17/089,069	11/4/2020	20210049863	2/18/2021
United States	Published	METHOD FOR CONFIGURING CASINO OPERATIONS	Non-Provisional	17/865,964	7/15/2022	20230005325	1/5/2023
Australia	Lapsed	SYSTEM FOR PROMOTING PLAY ON ELECTRONIC GAMING DEVICES AND ENGAGEMENT WITH CASINO PERSONNEL	Non-Provisional	2017200192	1/11/2017		
Australia	Pending	SYSTEM FOR PROMOTING PLAY ON ELECTRONIC GAMING DEVICES AND ENGAGEMENT WITH CASINO PERSONNEL	Non-Provisional	2022211906	8/5/2022	2022211906	9/1/2022
United States	Expired	SYSTEM FOR PROMOTING PLAY ON ELECTRONIC GAMING DEVICES AND ENGAGEMENT WITH CASINO PERSONNEL		62/277,727	1/12/2016		
United States	Issued	SYSTEM FOR PROMOTING PLAY ON ELECTRIC GAMING DEVICES AND ENGAGEMENT WITH CASINO PERSONNEL	Non-Provisional	15/403,016	1/10/2017	20170213419	7/27/2017
United States	Issued	SYSTEM FOR PROMOTING PLAY ON ELECTRONIC GAMING DEVICES AND	Non-Provisional	16/015,366	6/22/2018	20180300985	10/18/2018

		ENGAGEMENT WITH CASINO PERSONNEL					
United States	Issued	SYSTEM FOR PROMOTING PLAY ON ELECTRONIC GAMING DEVICES AND ENGAGEMENT WITH CASINO PERSONNEL	Non-Provisional	16/528,838	8/1/2019	20190355214	11/21/2019
United States	Issued	SYSTEM FOR PROMOTING PLAY ON ELECTRONIC GAMING DEVICES AND ENGAGEMENT WITH CASINO PERSONNEL	Non-Provisional	17/122,111	12/15/2020	20210097809	4/1/2021
United States	Published	SYSTEM FOR PROMOTING PLAY ON ELECTRONIC GAMING DEVICES AND ENGAGEMENT WITH CASINO PERSONNEL	Non-Provisional	18/298,091	4/10/2023	20230351848	11/2/2023
Australia	Abandoned	SYSTEM TO FACILITATE COMMUNICATION WITH CASINO EMPLOYEES AND PLAYERS AND TO LOG DATA RELATED TO EMPLOYEE WORK	Non-Provisional	2021201268	6/11/2014	2021201268	3/18/2021
Australia	Abandoned	SYSTEM TO FACILITATE COMMUNICATION WITH CASINO EMPLOYEES AND PLAYERS AND TO LOG DATA RELATED TO EMPLOYEE WORK	Non-Provisional	201828322	6/11/2014		
Australia	Abandoned	SYSTEM TO FACILITATE COMMUNICATION WITH CASINO EMPLOYEES AND	Non-Provisional	2014203160	6/11/2014		

		PLAYERS AND TO LOG DATA RELATED TO EMPLOYEE WORK					
Australia	Pending	SYSTEM TO FACILITATE COMMUNICATION WITH CASINO EMPLOYEES AND PLAYERS AND TO LOG DATA RELATED TO EMPLOYEE WORK	Non-Provisional	2023202830	5/5/2023	2023202830	5/25/2023
United States	Abandoned	SYSTEM TO DISPATCH CASINO AGENTS TO AN ELECTRONIC GAMING MACHINE IN RESPONSE TO A PREDEFINED EVENT AT THE ELECTRONIC GAMING MACHINE	Non-Provisional	13/917,506	6/13/2013	20140370989	12/18/2014
United States	Abandoned	SYSTEM TO DISPATCH CASINO AGENTS TO AN ELECTRONIC GAMING MACHINE IN RESPONSE TO A PREDEFINED EVENT AT THE ELECTRONIC GAMING MACHINE	Non-Provisional	15/207,061	7/16/2016	20160321866	11/3/2016
United States	Issued	SYSTEM TO DISPATCH CASINO AGENTS TO AN ELECTRONIC GAMING MACHINE IN RESPONSE TO A PREDEFINED EVENT AT THE ELECTRONIC GAMING MACHINE	Non-Provisional	15/628,855	6/21/2017	20170287268	10/5/2017
United States	Issued	SYSTEM TO DISPATCH CASINO AGENTS TO AN ELECTRONIC GAMING MACHINE IN RESPONSE TO A PREDEFINED EVENT	Non-Provisional	16/750,325	1/23/2020	20200160656	5/21/2020

		AT THE ELECTRONIC GAMING MACHINE					
United States	Issued	DISPATCHING CASINO AGENTS TO AN ELECTRONIC GAMING MACHINE	Non-Provisional	17/512,102	10/27/2021	20220051521	2/17/2022
United States	Published	DISPATCHING CASINO AGENTS TO AN ELECTRONIC GAMING MACHINE	Non-Provisional	18/476,554	9/28/2023	20240135775	4/25/2024
Australia	Abandoned	AUTOMATIC APPLICATION OF A BONUS TO AN ELECTRONIC GAMING DEVICE RESPONSIVE TO PLAYER INTERACTION WITH A MOBILE COMPUTING DEVICE	Non-Provisional	2017232065	9/19/2017		
Australia	Pending	AUTOMATIC APPLICATION OF A BONUS TO AN ELECTRONIC GAMING DEVICE RESPONSIVE TO PLAYER INTERACTION WITH A MOBILE COMPUTING DEVICE	Non-Provisional	2022263553	9/19/2017	2022263553	12/8/2022
United States	Expired	AUTOMATIC APPLICATION OF A BONUS TO AN ELECTRONIC GAMING DEVICE RESPONSIVE TO PLAYER INTERACTION WITH A MOBILE COMPUTING DEVICE	Non-Provisional	62/396,953	9/20/2016		
United States	Issued	AUTOMATIC APPLICATION OF A BONUS TO AN	Non-Provisional	15/704,490	9/14/2017	20180082536	3/22/2018

		ELECTRONIC GAMING DEVICE RESPONSIVE TO PLAYER INTERACTION WITH A MOBILE COMPUTING DEVICE					
United States	Published	AUTOMATIC APPLICATION OF A BONUS TO AN ELECTRONIC GAMING DEVICE RESPONSIVE TO PLAYER INTERACTION WITH A MOBILE COMPUTING DEVICE	Non-Provisional	16/898,767	6/11/2020	20200302750	9/24/2020
Australia	Pending	DISTRIBUTED SYSTEM FOR MANAGING AND PROVIDING SERVICES TO ELECTRONIC GAMING MACHINES	Non-Provisional	2020202796	4/28/2020	2020202796	11/12/2020
United States	Expired	DISTRIBUTED SYSTEM FOR MANAGING AND PROVIDING SERVICES TO ELECTRONIC GAMING MACHINES	Provisional	62/840,013	4/29/2019		
United States	Expired	DISTRIBUTED SYSTEM FOR MANAGING AND PROVIDING SERVICES TO ELECTRONIC GAMING MACHINES	Provisional	62/938,100	11/20/2019		
United States	Issued	DISTRIBUTED SYSTEM FOR MANAGING AND PROVIDING SERVICES TO ELECTRONIC GAMING MACHINES	Non-Provisional	16/860,489	4/28/2020	20200342710	10/29/2020
United States	Issued	DISTRIBUTED SYSTEM FOR MANAGING AND PROVIDING SERVICES TO ELECTRONIC GAMING MACHINES	Non-Provisional	17/467,797	9/7/2021	20210407249	12/30/2021

United States	Published	DISTRIBUTED SYSTEM FOR MANAGING AND PROVIDING SERVICES TO ELECTRONIC GAMING MACHINES	Non-Provisional	18/312,297	5/4/2023	20240038019	2/1/2024
Australia	Lapsed	CASINO MESSAGING SYSTEM AND GAME	Non-Provisional	2017202226	4/4/2017	2017202226	10/19/2017
Australia	Pending	CASINO MESSAGING SYSTEM AND GAME	Non-Provisional	2022203950	6/7/2022	2022203950	6/23/2022
Australia	Abandoned	METHODS FOR PLACING, SELLING, OR ACCEPTING BETS	Non-Provisional	2018214138	8/10/2018		
Australia	Lapsed	DISPATCH SYSTEM HAVING CONTROL SHARED WITH DISPATCHED SERVICE PROVIDERS	Non-Provisional	2015202163	4/27/2015		
Australia	Lapsed	DISPATCH SYSTEM HAVING CONTROL SHARED WITH DISPATCHED SERVICE PROVIDERS	Non-Provisional	2021201037	2/17/2021	2021201037	3/1/2021
Australia	Pending	DISPATCH SYSTEM HAVING CONTROL SHARED WITH DISPATCHED SERVICE PROVIDERS	Non-Provisional	2023201967	3/30/2023	2023201967	5/4/2023
Australia	Lapsed	METHOD AND APPARATUS FOR MONITORING A NETWORK OF GAMING MACHINES AND DISPATCHING SERVICE PROVIDERS	Non-Provisional	2013203522	4/10/2013		

Australia	Lapsed	METHOD AND APPARATUS FOR MONITORING A NETWORK OF GAMING MACHINES AND DISPATCHING SERVICE PROVIDERS	Non-Provisional	2016204690	7/6/2016		
Australia	Lapsed	METHOD AND APPARATUS FOR MONITORING A NETWORK OF GAMING MACHINES AND DISPATCHING SERVICE PROVIDERS	Non-Provisional	2019200122	1/9/2019		
Australia	Lapsed	METHOD AND APPARATUS FOR MONITORING A NETWORK OF GAMING MACHINES AND DISPATCHING SERVICE PROVIDERS	Non-Provisional	2021201769	3/22/2021	2021201769	4/15/2021
Australia	Pending	METHOD AND APPARATUS FOR MONITORING A NETWORK OF GAMING MACHINES AND DISPATCHING SERVICE PROVIDERS	Non-Provisional	2023203459	6/2/2023	2023203459	6/29/2023
United States	Expired	SYSTEM AND METHOD ISOLATING PLAYERS OF ELECTRONIC GAMING MACHINES ON A NETWORK OF ELECTRONIC GAMING MACHINES	Provisional	63/019,123	5/1/2020		
United States	Issued	SYSTEM FOR ISOLATING PLAYERS OF ELECTRONIC GAMING MACHINES ON A NETWORK OF	Non-Provisional	16/866,267	5/4/2020	20210343120	11/4/2021

		ELECTRONIC GAMING MACHINES					
United States	Issued	METHOD FOR ISOLATING PLAYERS OF ELECTRONIC GAMING MACHINES ON A NETWORK OF ELECTRONIC GAMING MACHINES	Non-Provisional	17/496,142	10/7/2021	20220028222	1/27/2022
United States	Published	METHOD FOR ISOLATING PLAYERS OF ELECTRONIC GAMING MACHINES ON A NETWORK OF ELECTRONIC GAMING MACHINES	Non-Provisional	18/177,474	3/2/2023	20230351856	11/2/2023
Australia	Pending	SYSTEM FOR ISOLATING PLAYERS OF ELECTRONIC GAMING MACHINES ON A NETWORK OF ELECTRONIC GAMING MACHINES	Non-Provisional	2021202584	4/27/2021	2021202584	11/18/2021
Australia	Lapsed	METHOD AND APPARATUS FOR COMMUNICATING INFORMATION ABOUT NETWORKED GAMING MACHINES TO PLAYERS	Non-Provisional	2015234320	9/30/2015		
Australia	Lapsed	METHOD AND APPARATUS FOR COMMUNICATING INFORMATION ABOUT NETWORKED GAMING MACHINES TO PLAYERS	Non-Provisional	2021202979	5/11/2021	2021202979	6/3/2021
Australia	Published	METHOD AND APPARATUS FOR COMMUNICATING	Non-Provisional	2023204599	7/11/2023	2023204599	8/3/2023

		INFORMATION ABOUT NETWORKED GAMING MACHINES TO PLAYERS					
United States	Abandoned	METHOD AND APPARATUS FOR COMMUNICATING INFORMATION ABOUT NETWORKED GAMING MACHINES TO PLAYERS	Non-Provisional	14/502,695	9/30/2014		
Australia	Pending	ELECTRONIC GAMING MACHINE TRIGGER IN RESPONSE TO A LIVE SPORTING EVENT	Non-Provisional	2021204715	7/6/2021	2021204715	1/27/2022
Australia	Issued	METHOD AND APPARATUS FOR SELECTIVELY INDICATING WIN PROBABILITY	Non-Provisional	2009200677	2/25/2009	2009200677	9/10/2009
Australia	Lapsed	METHOD AND APPARATUS FOR SELECTIVELY INDICATING WIN PROBABILITY	Non-Provisional	2015203291	6/16/2015		
Australia	Lapsed	METHOD AND APPARATUS FOR SELECTIVELY INDICATING WIN PROBABILITY	Non-Provisional	2017248414	10/16/2017		
Australia	Pending	METHOD AND APPARATUS FOR SELECTIVELY INDICATING WIN PROBABILITY	Non-Provisional	2022200313	2022200313	2022200313	2/10/2022
Australia	Lapsed	METHOD AND APPARATUS FOR SELECTIVELY	Non-Provisional	2020200056	2/25/2009	2020200056	1/30/2020

		INDICATING WIN PROBABILITY					
Australia	Pending	METHOD AND APPARATUS FOR SELECTIVELY INDICATING WIN PROBABILITY	Non-Provisional	2024200982	2/25/2009		
United States	Abandoned	METHOD AND APPARATUS FOR SELECTIVELY INDICATING WIN PROXIMITY	Non-Provisional	12/037,295	2/26/2008		
United States	Expired	GAMING CONSOLE FOR PRIMARY AND SECONDARY GAMES	Non-Provisional	29/305,340	3/18/2008		
United States	Expired	SECONDARY GAMING CONSOLE	Non-Provisional	29/305,342	3/18/2008		
United States	Expired	PRIMARY GAMING CONSOLE	Non-Provisional	29/305,343	3/18/2008		
United States	Expired	GAMING BANK	Non-Provisional	29/305,344	3/18/2008		
United States	Expired	MOVING INDICATOR	Non-Provisional	29/318,752	5/27/2008		
United States	Issued	METHOD AND APPARATUS FOR SELECTIVELY INDICATING WIN PROBABILITY	Non-Provisional	12/389,309	2/19/2009	20090215523	8/27/2009
United States	Issued	METHOD AND APPARATUS FOR SELECTIVELY INDICATING WIN PROBABILITY	Non-Provisional	13/779,493	2/27/2013	20130184043	7/18/2013

Australia	Issued	BONUS WITH PROXIMITY OF OCCURRENCE RELATED TO BASE GAME OUTCOMES OR PAYBACK PERCENTAGE	Non-Provisional	2009201106	3/19/2009	2009201106	10/8/2009
Australia	Lapsed	BONUS WITH PROXIMITY OF OCCURRENCE RELATED TO BASE GAME OUTCOMES OR PAYBACK PERCENTAGE	Non-Provisional	2015210411	3/19/2009		
Australia	Lapsed	BONUS WITH PROXIMITY OF OCCURRENCE RELATED TO BASE GAME OUTCOMES OR PAYBACK PERCENTAGE	Non-Provisional	2017228521	9/11/2017		
Australia	Lapsed	BONUS WITH PROXIMITY OF OCCURRENCE RELATED TO BASE GAME OUTCOMES OR PAYBACK PERCENTAGE	Non-Provisional	2019253842	3/19/2009		
Australia	Pending	BONUS WITH PROXIMITY OF OCCURRENCE RELATED TO BASE GAME OUTCOMES OR PAYBACK PERCENTAGE	Non-Provisional	2021254637	10/22/2021	2021254637	11/18/2021
Australia	Pending	BONUS WITH PROXIMITY OF OCCURRENCE RELATED TO BASE GAME OUTCOMES OR	Non-Provisional	2023278005	12/5/2023		

		PAYBACK PERCENTAGE					
United States	Issued	BONUS WITH PROXIMITY OF OCCURRENCE RELATED TO BASE GAME OUTCOMES OR PAYBACK PERCENTAGE	Non-Provisional	12/405,824	3/17/2009	20090247267	10/1/2009
United States	Issued	BONUS WITH PROXIMITY OF OCCURRENCE RELATED TO BASE GAME OUTCOMES OR PAYBACK PERCENTAGE	Non-Provisional	13/603,793	9/5/2012	20120329550	12/27/2012
United States	United States	BONUS WITH PROXIMITY OF OCCURRENCE RELATED TO BASE GAME OUTCOMES OR PAYBACK PERCENTAGE	Non-Provisional	14/954,233	11/30/2015	20160078727	3/17/2016
United States	Issued	BONUS WITH PROXIMITY OF OCCURRENCE RELATED TO BASE GAME OUTCOMES OR PAYBACK PERCENTAGE	Non-Provisional	16/022,261	6/28/2018	20180308316	10/25/2018
United States	Issued	BONUS WITH PROXIMITY OF OCCURRENCE RELATED TO BASE GAME OUTCOMES OR PAYBACK PERCENTAGE	Non-Provisional	16/247,859	1/15/2019	20190147696	5/16/2019
United States	Issued	BONUS WITH PROXIMITY OF OCCURRENCE RELATED TO BASE	Non-Provisional	16/866,975	5/5/2020	20200265675	8/20/2020

		GAME OUTCOMES OR PAYBACK PERCENTAGE					
United States	Pending	BONUS WITH PROXIMITY OF OCCURRENCE RELATED TO BASE GAME OUTCOMES OR PAYBACK PERCENTAGE	Non-Provisional	18/528,073	12/4/2023	20240112536	4/4/2024
Australia	Granted	METHOD AND APPARATUS FOR FACILITATING WAGERING BY MULTIPLE PLAYERS OF GAMING MACHINES	Non-Provisional	2009202187	6/3/2009	2009202187	1/21/2010
Australia	Granted	METHOD AND APPARATUS FOR FACILITATING WAGERING BY MULTIPLE PLAYERS OF GAMING MACHINES	Non-Provisional	2015213394	8/14/2015	2015213394	9/10/2015
Australia	Lapsed	METHOD AND APPARATUS FOR FACILITATING WAGERING BY MULTIPLE PLAYERS OF GAMING MACHINES	Non-Provisional	2017228652	9/14/2017	2017228652	10/5/2017
Australia	Lapsed	METHOD AND APPARATUS FOR FACILITATING WAGERING BY MULTIPLE PLAYERS OF GAMING MACHINES	Non-Provisional	2019236634	9/24/2019	2019236634	10/17/2019
Australia	Allowed	METHOD AND APPARATUS FOR FACILITATING WAGERING BY MULTIPLE PLAYERS OF GAMING MACHINES	Non-Provisional	2021205009	7/13/2021	2021205009	8/12/2021

Australia	Pending	METHOD AND APPARATUS FOR FACILITATING WAGERING BY MULTIPLE PLAYERS OF GAMING MACHINES	Non-Provisional	2024200063	1/4/2024		
United States	Abandoned	SHARED GAME PLAY ON GAMING DEVICE	Non-Provisional	12/167,525	7/3/2008		
United States	Abandoned	SHARED GAME PLAY ON GAMING DEVICE	Non-Provisional	12/167,535	7/3/2008		
United States	Issued	SHARED GAME PLAY ON GAMING DEVICE	Non-Provisional	12/167,549	7/3/2008	20100004057	1/7/2010
United States	Abandoned	SHARED GAME PLAY ON GAMING DEVICE	Non-Provisional	12/167,584	7/3/2008		
United States	Issued	METHOD FOR SHARING GAME PLAY ON AN ELECTRONIC GAMING DEVICE	Non-Provisional	13/466,314	5/8/2012	20130303249	11/14/2013
United States	Issued	METHOD FOR SHARING GAME PLAY ON AN ELECTRONIC GAMING DEVICE	Non-Provisional	15/349,742	11/11/2016	20170061734	3/2/2017
United States	Issued	METHOD FOR SHARING GAME PLAY ON AN ELECTRONIC GAMING DEVICE	Non-Provisional	16/528,827	8/1/2019	20190355210	11/21/2019
United States	Issued	METHOD FOR SHARING GAME PLAY ON AN ELECTRONIC GAMING DEVICE	Non-Provisional	17/120,873	12/14/2020	20210097817	4/1/2021
United States	Published	METHOD FOR SHARING GAME PLAY	Non-Provisional	17/872,687	7/25/2022	20230186723	6/15/2023

		ON AN ELECTRONIC GAMING DEVICE					
United States	Issued	LINKED GAME PLAY ON GAMING DEVICES	Non-Provisional	12/648,053	12/28/2009	20110159940	6/30/2011
United States	Issued	LINKED GAME PLAY ON GAMING DEVICES	Non-Provisional	13/922,824	6/20/2013	20130296016	11/7/2013
United States	Issued	LINKED GAME PLAY ON GAMING DEVICES	Non-Provisional	16/159,967	10/15/2018	20190051120	2/14/2019
United States	Issued	LINKED GAME PLAY ON GAMING DEVICES	Non-Provisional	16/867,932	5/6/2020	20200265688	8/20/2020
United States	Published	LINKED GAME PLAY ON GAMING DEVICES	Non-Provisional	18/068,160	12/19/2022	20230186735	6/15/2023
Australia	Granted	GAMING MACHINES WITH PERSONALITY	Non-Provisional	2008245444	4/29/2008	2008245444	11/6/2008
Australia	Lapsed	GAMING MACHINES WITH PERSONALITY	Non-Provisional	2013231135	9/20/2013	2013231135	10/10/2013
United States	Issued	GAMING DEVICE WITH PERSONALITY	Non-Provisional	12/111,462	4/29/2008	20080268953	10/30/2008
United States	Issued	GAMING DEVICE WITH PERSONALITY	Non-Provisional	14/158,518	1/17/2014	20140135125	5/15/2014
United States	Issued	GAMING DEVICE WITH PERSONALITY	Non-Provisional	15/225,431	8/1/2016	20160335840	11/17/2016
United States	Issued	GAMING DEVICE WITH PERSONALITY	Non-Provisional	15/611,304	6/1/2017	20170270741	9/21/2017
United States	Issued	GAMING DEVICE WITH PERSONALITY	Non-Provisional	16/020,653	6/27/2018	20180308309	10/25/2018

United States	Issued	GAMING DEVICE WITH PERSONALITY	Non-Provisional	16/867,916	5/6/2020	20200265670	8/20/2020
United States	Issued	GAMING DEVICE WITH PERSONALITY	Non-Provisional	17/944,741	9/14/2022	20230186715	6/15/2023
United States	Pending	GAMING DEVICE WITH PERSONALITY	Non-Provisional	18/655,590	5/6/2024		
United States	Issued	DEGRESSIVE BONUS SYSTEM	Non-Provisional	12/580,515	10/16/2009	20110092276	4/21/2011
United States	Issued	DEGRESSIVE BONUS SYSTEM	Non-Provisional	13/492,322	6/8/2012	20120244933	9/27/2012
United States	Issued	DEGRESSIVE BONUS SYSTEM	Non-Provisional	14/186,529	2/21/2014	20140171187	6/19/2014
United States	Issued	DEGRESSIVE BONUS SYSTEM	Non-Provisional	14/737,877	6/12/2015	20150279159	10/1/2015
United States	Issued	DEGRESSIVE BONUS SYSTEM	Non-Provisional	15/234,325	8/11/2016	20160351016	12/1/2016
United States	Issued	DEGRESSIVE BONUS SYSTEM	Non-Provisional	16/541,381	8/15/2019	20190371124	12/5/2019
United States	Issued	DEGRESSIVE BONUS SYSTEM	Non-Provisional	17/348,319	6/15/2021	20210312760	10/7/2021
United States	Pending	DEGRESSIVE BONUS SYSTEM	Non-Provisional	18/327,613	6/1/2023	20240029514	1/25/2024
United States	Issued	PLAYER-BASED COMPENSATION	Non-Provisional	12/166,156	7/1/2008	20090124358	5/14/2009
United States	Abandoned	PLAYER-BASED COMPENSATION	Non-Provisional	15/423,912	2/3/2017	20170148268	2/3/2017

Australia	Lapsed	GAMING DEVICE HAVING VARIABLE SPEED OF PLAY	Non-Provisional	2009203067	7/29/2009	2009203067	3/18/2010
Australia	Lapsed	GAMING DEVICE HAVING VARIABLE SPEED OF PLAY	Non-Provisional	2016200162	1/11/2016	2016200162	2/14/2016
Australia	Lapsed	GAMING DEVICE HAVING VARIABLE SPEED OF PLAY	Non-Provisional	2017251847	10/27/2017	2017251847	11/16/2017
Australia	Lapsed	GAMING DEVICE HAVING VARIABLE SPEED OF PLAY	Non-Provisional	2019283983	7/29/2009	2019283983	1/23/2020
Australia	Lapsed	GAMING DEVICE HAVING VARIABLE SPEED OF PLAY	Non-Provisional	2022200798	7/29/2009	2022200798	2/24/2022
Australia	Pending	GAMING DEVICE HAVING VARIABLE SPEED OF PLAY	Non-Provisional	2024201582	7/29/2009		
United States	Issued	GAMING DEVICE HAVING VARIABLE SPEED OF PLAY	Non-Provisional	12/204,633	9/4/2008	20100056248	3/4/2010
United States	Abandoned	POKER GAMING DEVICE HAVING VARIABLE SPEED OF PLAY	Non-Provisional	12/574,565	10/6/2009	20100056241	3/4/2010
United States	Abandoned	GAMING MACHINES TO PROSPECTIVE PLAYERS	Non-Provisional	13/425,672	3/21/2012	20120190426	7/26/2012
United States	Issued	GAMING DEVICE HAVING VARIABLE SPEED OF PLAY	Non-Provisional	14/159,320	1/20/2014	20140135093	5/15/2014

United States	Issued	GAME DEVICE HAVING VARIABLE SPEED OF PLAY	Non-Provisional	15/274,651	9/23/2016	20170011584	1/12/2017
United States	Published	GAMING MACHINES TO PROSPECTIVE PLAYERS	Non-Provisional	17/089,039	11/4/2020	20210056802	2/25/2021
United States	Issued	METHOD FOR DISPLAYING GAMING RESULT	Non-Provisional	12/619,499	11/16/2009	20110118006	5/19/2011
United States	Issued	METHOD FOR DISPLAYING GAMING RESULT	Non-Provisional	14/218,449	3/18/2014	20140200068	7/17/2014
United States	Issued	METHOD FOR DISPLAYING GAMING RESULT	Non-Provisional	15/090,824	4/5/2016	20160217658	7/28/2016
United States	Issued	METHOD FOR DISPLAYING GAMING RESULT	Non-Provisional	15/471,767	3/28/2017	20170200347	7/13/2017
United States	Issued	METHOD FOR DISPLAYING GAMING RESULT	Non-Provisional	15/896,493	2/14/2018	20180174398	6/21/2018
United States	Issued	METHOD FOR DISPLAYING GAMING RESULT	Non-Provisional	16/216,482	12/11/2018	20190108723	4/11/2019
United States	Issued	METHOD FOR DISPLAYING GAMING RESULT	Non-Provisional	16/898,784	6/11/2020	20200302741	9/24/2020
United States	Pending	METHOD FOR DISPLAYING GAMING RESULT	Non-Provisional	18/339,724	6/22/2023	20240029506	1/25/2024

Australia	Lapsed	RESERVE CREDITS FOR USE ON GAMING DEVICE	Non-Provisional	2010202500	6/16/2010	2010202500	1/13/2011
Australia	Lapsed	RESERVE CREDITS FOR USE ON GAMING DEVICE	Non-Provisional	2016200513	1/28/2016	2016200513	2/18/2016
Australia	Lapsed	RESERVE CREDITS FOR USE ON GAMING DEVICE	Non-Provisional	2018204442	6/20/2018	2018204442	7/12/2018
Australia	Lapsed	RESERVE CREDITS FOR USE ON GAMING DEVICE	Non-Provisional	2020204159	6/22/2020 (6/10/2010)	2020204159	7/9/2020
Australia	Pending	RESERVE CREDITS FOR USE ON GAMING DEVICE	Non-Provisional	2022215278	8/12/2022	2022215278	9/1/2022
United States	Issued	RESERVE CREDITS FOR USE ON GAMING DEVICE	Non-Provisional	12/486,640	6/17/2009	20100323788	12/23/2010
United States	Issued	RESERVE CREDITS FOR USE ON GAMING DEVICE	Non-Provisional	15/463,290	3/20/2017	20170193746	7/6/2017
United States	Issued	RESERVE CREDITS FOR USE ON GAMING DEVICE	Non-Provisional	16/669,011	10/30/2019	20200066096	2/27/2020
United States	Issued	RESERVE CREDITS FOR USE ON GAMING DEVICE	Non-Provisional	17/366,309	7/2/2021	20210335095	10/28/2021
United States	Published	RESERVE CREDITS FOR USE ON GAMING DEVICE	Non-Provisional	18/169,468	2/15/2023	20230298432	9/21/2023

United States	Issued	RAPID PLAY POKER GAMING DEVICE	Non-Provisional	12/630,752	12/3/2009	20110136566	6/9/2011
United States	Issued	RAPID PLAY POKER GAMING DEVICE	Non-Provisional	14/967,571	12/14/2015	20160098902	4/7/2016
United States	Issued	RAPID PLAY POKER GAMING DEVICE	Non-Provisional	15/924,593	3/19/2018	20180211492	7/26/2018
United States	Issued	RAPID PLAY POKER GAMING DEVICE	Non-Provisional	16/654,858	10/16/2019	20200051400	2/13/2020
United States	Published	RAPID PLAY POKER GAMING DEVICE	Non-Provisional	17/155,313	1/22/2021	2021-0142627	5/13/2021
Australia	Granted	SYSTEM FOR PROCESSING GAMING ACTIVITY	Non-Provisional	2009227833	10/19/2009	2009227833	6/3/2010
Australia	Lapsed	SYSTEM FOR PROCESSING GAMING ACTIVITY	Non-Provisional	2015215918	8/20/2015	2015215918	9/10/2015
Australia	Lapsed	SYSTEM FOR PROCESSING GAMING ACTIVITY	Non-Provisional	2017228569	9/12/2017	2017228569	10/5/2017
Australia	Lapsed	SYSTEM FOR PROCESSING GAMING ACTIVITY (AU)	Non-Provisional	2019250164	10/16/2019	2019250164	11/7/2019
Australia	Granted	SYSTEM FOR PROCESSING GAMING ACTIVITY	Non-Provisional	2021266280	10/19/2009	2021266280	12/9/2021
Australia	Pending	SYSTEM FOR PROCESSING GAMING ACTIVITY	Non-Provisional	2024201338	10/19/2009		

United States	Issued	SYSTEM FOR PROCESSING GAMING ACTIVITY	Non-Provisional	12/273,421	11/18/2008	20100124993	5/20/2010
United States	Issued	SYSTEM FOR PROCESSING GAMING ACTIVITY	Non-Provisional	13/452,435	4/20/2012	20120202590	8/9/2012
United States	Issued	SYSTEM FOR PROCESSING GAMING ACTIVITY	Non-Provisional	14/458,429	8/13/2014	20140349756	11/27/2014
United States	Issued	SYSTEM FOR PROCESSING GAMING ACTIVITY	Non-Provisional	15/868,564	1/11/2018	20180133592	5/17/2018
United States	Issued	SYSTEM FOR PROCESSING GAMING ACTIVITY	Non-Provisional	16/580,789	9/24/2019	20200016482	1/16/2020
United States	Issued	SYSTEM FOR PROCESSING GAMING ACTIVITY	Non-Provisional	17/179,540	2/19/2021	20210170269	6/10/2021
United States	Published	SYSTEM FOR PROCESSING GAMING ACTIVITY	Non-Provisional	18/149,319	1/3/2023	20230249059	8/10/2023
United States	Issued	GAMING DEVICE HAVING ADVANCE GAME INFORMATION ANALYZER	Non-Provisional	12/630,767	12/3/2009	20110136561	6/9/2011
United States	Issued	GAMING DEVICE HAVING ADVANCE GAME INFORMATION ANALYZER	Non-Provisional	14/187,639	2/24/2014	20140171178	6/19/2014
United States	Issued	GAMING DEVICE HAVING ADVANCE GAME INFORMATION ANALYZER	Non-Provisional	14/874,894	10/5/2015	20160027237	1/28/2016

United States	Issued	GAMING DEVICE HAVING ADVANCE GAME INFORMATION ANALYZER	Non-Provisional	15/496,700	4/25/2017	20170228961	8/10/2017
United States	Issued	GAMING DEVICE HAVING ADVANCE GAME INFORMATION ANALYZER	Non-Provisional	15/885,172	1/31/2018	20180158273	6/7/2018
United States	Issued	GAMING DEVICE HAVING ADVANCE GAME INFORMATION ANALYZER	Non-Provisional	16/437,360	6/11/2019	20190295356	9/26/2019
United States	Published	GAMING DEVICE HAVING ADVANCE GAME INFORMATION ANALYZER	Non-Provisional	17/335,427	6/1/2021	20210287482	9/16/2021
Australia	Granted	OUTCOME DETERMINATION METHOD FOR GAMING DEVICE	Non-Provisional	2010230084	10/13/2010	2010230084	4/28/2011
Australia	Lapsed	OUTCOME DETERMINATION METHOD FOR GAMING DEVICE	Non-Provisional	2015227532	9/18/2015	2015227532	10/8/2015
Australia	Lapsed	OUTCOME DETERMINATION METHOD FOR GAMING DEVICE	Non-Provisional	2017258871	11/8/2017	2017258871	11/30/2017
Australia	Lapsed	OUTCOME DETERMINATION METHOD FOR GAMING DEVICE	Non-Provisional	2019275529	12/2/2019	2019275529	1/2/2020
Australia	Lapsed	OUTCOME DETERMINATION	Non-Provisional	2021290209	12/20/2021	2021290209	1/20/2022

		METHOD FOR GAMING DEVICE					
Australia	Pending	OUTCOME DETERMINATION METHOD FOR GAMING DEVICE	Non-Provisional	2023285798	12/20/2023	2023285798	1/18/2024
United States	Issued	OUTCOME DETERMINATION METHOD FOR GAMING DEVICE	Non-Provisional	12/579,310	10/14/2009	20110086690	4/14/2011
United States	Issued	OUTCOME DETERMINATION METHOD FOR GAMING DEVICE	Non-Provisional	13/666,567	11/1/2012	20130303256	11/14/2013
United States	Issued	OUTCOME DETERMINATION METHOD FOR GAMING DEVICE	Non-Provisional	14/598,060	1/15/2015	20150133208	5/14/2015
United States	Issued	OUTCOME DETERMINATION METHOD FOR GAMING DEVICE	Non-Provisional	15/448,934	3/3/2017	20170178455	6/22/2017
United States	Issued	OUTCOME DETERMINATION METHOD FOR GAMING DEVICE	Non-Provisional	15/828,734	12/1/2017	20180082537	3/22/2018
United States	Issued	OUTCOME DETERMINATION METHOD FOR GAMING DEVICE	Non-Provisional	16/708,917	12/10/2019	20200118395	4/16/2020
United States	Issued	OUTCOME DETERMINATION METHOD FOR GAMING DEVICE	Non-Provisional	17/148,091	1/13/2021	20210134119	5/6/2021

United States	Pending	OUTCOME DETERMINATION METHOD FOR GAMING DEVICE	Non-Provisional	18/357,626	7/24/2023	20240029518	1/25/2024
Australia	Granted	METHOD AND APPARATUS FOR GENERATING A VIRTUAL WIN	Non-Provisional	2009201123	3/20/2009	2009201123	10/8/2009
Australia	Lapsed	METHOD AND APPARATUS FOR ALTERING GAME DEVICE CONFIGURATION RESPONSIVE TO INFORMATION RELATED TO A PLAYER OF THE GAMING DEVICE	Non-Provisional	2009201128	3/20/2009	2009201128	10/8/2009
Australia	Lapsed	METHOD AND APPARATUS FOR GENERATING A VIRTUAL WIN	Non-Provisional	2015205919	7/23/2015	2015205919	8/20/2015
Australia	Lapsed	METHOD AND APPARATUS FOR GENERATING A VIRTUAL WIN	Non-Provisional	2017204249	6/22/2017	2017204249	7/13/2017
Australia	Lapsed	METHOD AND APPARATUS FOR GENERATING A VIRTUAL WIN	Non-Provisional	2019206080	7/18/2019	2019206080	8/8/2019
Australia	Lapsed	METHOD AND APPARATUS FOR GENERATING A VIRTUAL WIN	Non-Provisional	2021203424	3/20/2009	2021203424	6/24/2021
Australia	Pending	METHOD AND APPARATUS FOR	Non-Provisional	2023214391	8/11/2023		

		GENERATING A VIRTUAL WIN					
United States	Issued	METHOD AND APPARATUS FOR GENERATING A VIRTUAL WIN	Non-Provisional	12/406,458	3/18/2009	20090239604	9/24/2009
United States	Issued	METHOD AND APPARATUS FOR GENERATING A VIRTUAL WIN	Non-Provisional	14/099,445	12/6/2013	20140094264	4/3/2014
United States	Issued	METHOD AND APPARATUS FOR GENERATING A VIRTUAL WIN	Non-Provisional	15/297,743	10/19/2016	20170039816	2/9/2017
United States	Issued	METHOD AND APPARATUS FOR GENERATING A VIRTUAL WIN	Non-Provisional	16/041,886	7/23/2018	20180342133	11/29/2018
United States	Issued	METHOD FOR OPERATING A GAMING DEVICE THAT DISPLAYS SYMBOLS	Non-Provisional	17/510,873	10/26/2021	20220051530	2/17/2022
United States	Pending	METHOD FOR OPERATING A GAMING DEVICE THAT DISPLAYS SYMBOLS	Non-Provisional	18/643,541	4/23/2024		
Australia	Granted	GAMING DEVICE HAVING MULTIPLE GAME PLAY OPTION	Non-Provisional	2010203129	7/22/2010	2010203129	2/10/2011
Australia	Lapsed	GAMING DEVICE HAVING MULTIPLE GAME PLAY OPTION	Non-Provisional	2015230831	9/25/2015	2015230831	10/22/2015

Australia	Lapsed	GAMING DEVICE HAVING MULTIPLE GAME PLAY OPTION	Non-Provisional	2018202386	4/4/2018	2018202386	4/26/2018
Australia	Lapsed	GAMING DEVICE HAVING MULTIPLE GAME PLAY OPTION	Non-Provisional	2020202917	5/1/2020	2020202917	5/21/2020
Australia	Pending	GAMING DEVICE HAVING MULTIPLE GAME PLAY OPTION	Non-Provisional	2022202194	3/31/2022	2022202194	4/21/2022
Australia	Pending	GAMING DEVICE HAVING MULTIPLE GAME PLAY OPTION	Non-Provisional	2024203573	3/31/2022		
United States	Issued	GAMING DEVICE HAVING MULTIPLE GAME PLAY OPTION	Non-Provisional	12/509,319	7/24/2009	20110021259	1/27/2011
United States	Issued	GAMING DEVICE HAVING MULTIPLE GAME PLAY OPTION	Non-Provisional	14/195,280	3/3/2014	20140179404	6/26/2014
United States	Issued	GAMING DEVICE HAVING MULTIPLE GAME PLAY OPTION	Non-Provisional	14/982,879	12/29/2015	20160110956	4/21/2016
United States	Issued	GAMING DEVICE HAVING MULTIPLE GAME PLAY OPTION	Non-Provisional	15/289,348	10/10/2016	20170032627	2/2/2017
United States	Issued	GAMING DEVICE HAVING MULTIPLE GAME PLAY OPTION	Non-Provisional	15/878,086	1/23/2018	20180151031	5/31/2018
United States	Issued	GAMING DEVICE HAVING MULTIPLE GAME PLAY OPTION	Non-Provisional	16/572,839	9/17/2019	20200013262	1/9/2020

United States	Issued	GAMING DEVICE HAVING MULTIPLE GAME PLAY OPTION	Non-Provisional	17/317,182	5/11/2021	20210264743	8/26/2021
United States	Published	GAMING DEVICE HAVING MULTIPLE GAME PLAY OPTION	Non-Provisional	18/345,679	6/30/2023	20240078878	3/7/2024
Australia	Granted	GAME PERFORMANCE DETERMINATION BY INCREMENTAL REVENUE	Non-Provisional	2010214709	8/29/2010	2010214709	3/17/2011
Australia	Lapsed	GAME PERFORMANCE DETERMINATION BY INCREMENTAL REVENUE	Non-Provisional	2015246168	10/23/2015	2015246168	11/12/2015
Australia	Lapsed	GAME PERFORMANCE DETERMINATION BY INCREMENTAL REVENUE	Non-Provisional	2018200134	1/8/2018	2018200134	2/1/2018
Australia	Lapsed	GAME PERFORMANCE DETERMINATION BY INCREMENTAL REVENUE	Non-Provisional	2020200696	1/30/2020	2020200696	2/20/2020
Australia	Lapsed	GAME PERFORMANCE DETERMINATION BY INCREMENTAL REVENUE	Non-Provisional	2021236503	9/22/2021	2021236503	10/21/2021
Australia	Pending	GAME PERFORMANCE DETERMINATION BY INCREMENTAL REVENUE	Non-Provisional	2023274143	11/29/2023		
United States	Issued	GAME PERFORMANCE DETERMINATION BY INCREMENTAL REVENUE	Non-Provisional	12/553,875	9/3/2009	20110053680	3/3/2011

United States	Issued	GAME PERFORMANCE DETERMINATION BY INCREMENTAL REVENUE	Non-Provisional	14/085,543	11/20/2013	20140080588	3/20/2014
United States	Abandoned	GAME PERFORMANCE DETERMINATION BY INCREMENTAL REVENUE	Non-Provisional	15/207,860	7/12/2016	20160321867	11/3/2016
United States	Abandoned	GAME PERFORMANCE DETERMINATION BY INCREMENTAL REVENUE	Non-Provisional	15/837,804	12/11/2017	20180102025	4/12/2018
United States	Abandoned	GAME PERFORMANCE DETERMINATION BY INCREMENTAL REVENUE	Non-Provisional	15/976,254	5/10/2018	20180268647	9/20/2018
Australia	Granted	DELAYED BONUS WIN DETERMINATION	Non-Provisional	2010202540	6/17/2010	2010202540	1/13/2011
Australia	Granted	DELAYED BONUS WIN DETERMINATION	Non-Provisional	2015234394	10/2/2015	2015234394	10/29/2015
Australia	Lapsed	DELAYED BONUS WIN DETERMINATION	Non-Provisional	2017248488	10/18/2017	2017248488	11/9/2017
Australia	Lapsed	DELAYED BONUS WIN DETERMINATION	Non-Provisional	2020200061	1/3/2020	2020200061	1/30/2020
Australia	Pending	DELAYED BONUS WIN DETERMINATION	Non-Provisional	2022200410	6/17/2010	2022200410	2/17/2022
Australia	Pending	DELAYED BONUS WIN DETERMINATION	Non-Provisional	2024202096	6/17/2010		
United States	Issued	DELAYED BONUS WIN DETERMINATION	Non-Provisional	12/816,309	6/15/2010	20100323781	12/23/2010

United States	Issued	DELAYED BONUS WIN DETERMINATION	Non-Provisional	14/105,673	12/13/2013	20140113711	4/24/2014
United States	Issued	DELAYED BONUS WIN DETERMINATION	Non-Provisional	14/755,196	6/30/2015	20150302699	10/22/2015
United States	Issued	DELAYED BONUS WIN DETERMINATION	Non-Provisional	15/199,381	6/30/2016	20160314658	10/27/2016
United States	Issued	DELAYED BONUS WIN DETERMINATION	Non-Provisional	15/407,113	1/16/2017	20170124808	5/4/2017
United States	Issued	DELAYED BONUS WIN DETERMINATION	Non-Provisional	16/181,666	11/6/2018	20190073874	3/7/2019
United States	Issued	DELAYED BONUS WIN DETERMINATION	Non-Provisional	16/508,688	7/11/2019	20190333331	10/31/2019
United States	Issued	DELAYED BONUS WIN DETERMINATION	Non-Provisional	16/823,816	3/19/2020	20200219365	7/9/2020
United States	Pending	DELAYED BONUS WIN DETERMINATION	Non-Provisional	17/573,362	1/11/2022	2022027044	8/25/2022
Australia	Lapsed	ENTERTAINMENT GAME-BASED GAMING DEVICE	Non-Provisional	2011200853	2/28/2011	2011200853	9/22/2011
Australia	Lapsed	ENTERTAINMENT GAME-BASED GAMING DEVICE	Non-Provisional	2016202238	4/11/2016	2016202238	5/5/2016
Australia	Lapsed	ENTERTAINMENT GAME-BASED GAMING DEVICE	Non-Provisional	2018202284	2/28/2011	2018202284	4/26/2018
Australia	Lapsed	ENTERTAINMENT GAME-BASED GAMING DEVICE	Non-Provisional	2020201864	3/13/2020	2020201864	4/2/2020

Australia	Pending	ENTERTAINMENT GAME-BASED GAMING DEVICE	Non-Provisional	2022203087	5/9/2022	2022203087	5/26/2022
Australia	Pending	ENTERTAINMENT GAME-BASED GAMING DEVICE	Non-Provisional	2024203487	5/24/2029		
United States	Issued	ENTERTAINMENT GAME-BASED GAMING DEVICE	Non-Provisional	12/718,792	3/5/2010	20110218028	9/8/2011
United States	Issued	ENTERTAINMENT GAME-BASED GAMING DEVICE	Non-Provisional	15/423,934	2/3/2017	20170148253	5/25/2017
United States	Issued	ENTERTAINMENT GAME-BASED GAMING DEVICE	Non-Provisional	15/861,319	1/3/2018	20180130289	5/10/2018
United States	Issued	Entertainment Game-Based Gaming Device	Non-Provisional	16/123,423	9/6/2018	20190005765	1/3/2019
United States	Issued	ENTERTAINMENT GAME-BASED GAMING DEVICE	Non-Provisional	16/460,126	7/2/2019	20190325694	10/24/2019
United States	Issued	ENTERTAINMENT GAME-BASED GAMING DEVICE	Non-Provisional	17/243,175	4/28/2021	20210248865	8/12/2021
United States	Published	ENTERTAINMENT GAME-BASED GAMING DEVICE	Non-Provisional	18/334,714	6/14/2023	20240062615	2/22/2024
Australia	Granted	SYSTEM FOR TRADE-IN BONUS	Non-Provisional	2011200776	2/24/2011	2011200776	9/22/2011
Australia	Lapsed	SYSTEM FOR TRADE-IN BONUS	Non-Provisional	2016213883	8/12/2016	2016213883	9/1/2016

Australia	Lapsed	SYSTEM FOR TRADE-IN BONUS	Non-Provisional	2018250496	10/19/2018	2018250496	11/15/2018
Australia	Lapsed	SYSTEM FOR TRADE-IN BONUS	Non-Provisional	2020273362	2/24/2011	2020273362	12/17/2020
Australia	Pending	SYSTEM FOR TRADE-IN BONUS	Non-Provisional	2023200326	1/20/2023	2023200326	2/23/2023
United States	Issued	SYSTEM FOR TRADE-IN BONUS	Non-Provisional	12/716,181	3/2/2010	20110218030	9/8/2011
United States	Published	SYSTEM FOR TRADE-IN BONUS	Non-Provisional	18/194,946	4/3/2023	20230351852	11/2/2023
United States	Abandoned	SYSTEM FOR TRADE-IN BONUS	Non-Provisional	12/713,085	4/27/2010		
United States	Issued	SYSTEM FOR TRADE-IN BONUS	Non-Provisional	15/013,264	2/2/2016	20160148468	5/26/2016
United States	Issued	SYSTEM FOR TRADE-IN BONUS	Non-Provisional	15/349,449	11/11/2016	20170069171	3/9/2017
United States	Issued	SYSTEM FOR TRADE-IN BONUS	Non-Provisional	15/686,759	8/25/2017	20170352232	12/7/2017
United States	Issued	SYSTEM FOR TRADE-IN BONUS	Non-Provisional	15/885,991	2/1/2018	20180158284	6/7/2018
United States	Issued	SYSTEM FOR TRADE-IN BONUS	Non-Provisional	16/507,379	7/10/2019	20190333336	10/31/2019
United States	Issued	SYSTEM FOR TRADE-IN BONUS	Non-Provisional	16/846,749	4/13/2020	20200242893	7/30/2020
United States	Issued	SYSTEM FOR TRADE-IN BONUS	Non-Provisional	17/173,811	2/11/2021	20210174644	6/10/2021

United States	Issued	MEANS FOR CONTROLLING PAYBACK PERCENTAGE OF GAMING DEVICE	Non-Provisional	12/980,990	12/29/2010	20120172107	7/5/2012
United States	Issued	MEANS FOR CONTROLLING PAYBACK PERCENTAGE OF GAMING DEVICE	Non-Provisional	15/622,903	6/14/2017	20170287288	10/5/2017
United States	Issued	MEANS FOR CONTROLLING PAYBACK PERCENTAGE OF GAMING DEVICE	Non-Provisional	17/314,298	5/7/2021	20210264717	8/26/2021
United States	Published	MEANS FOR CONTROLLING PAYBACK PERCENTAGE OF GAMING DEVICE	Non-Provisional	17/957,849	9/30/2022	20230148405	5/11/2023
United States	Issued	EVENT-BASED GAMING OPERATION FOR GAMING DEVICE	Non-Provisional	12/981,048	12/29/2010	20120172130	7/5/2012
United States	Issued	EVENT-BASED GAMING OPERATION FOR GAMING DEVICE	Non-Provisional	15/636,989	6/29/2017	20170301180	10/19/2017
United States	Issued	EVENT-BASED GAMING OPERATIONS FOR GAMING DEVICE	Non-Provisional	16/996,357	8/18/2020	20200380818	12/3/2020
United States	Published	EVENT-BASED GAMING OPERATION FOR GAMING DEVICE	Non-Provisional	17/868,364	7/19/2022	20230041895	2/9/2023
United States	Issued	MEANS FOR ENHANCING GAME	Non-Provisional	12/981,091	12/29/2010	20120172108	7/5/2012

		PLAY OF GAMING DEVICE					
United States	Abandoned	MEANS FOR ENHANCING GAME PLAY OF GAMING DEVICE	Non-Provisional	15/641,961	7/5/2017		
United States	Issued	MEANS FOR ENHANCING GAME PLAY OF GAMING DEVICE	Non-Provisional	16/442,791	6/17/2019	20190304240	10/3/2019
United States	Issued	MEANS FOR ENHANCING GAME PLAY OF GAMING DEVICE	Non-Provisional	17/197,383	3/10/2021	20210201620	7/1/2021
United States	Published	MEANS FOR ENHANCING GAME PLAY OF GAMING DEVICE	Non-Provisional	17/886,861	8/12/2022	20220392298	12/8/2022
Australia	Lapsed	METHOD AND APPARATUS FOR TRIGGERING A BONUS	Non-Provisional	2012244340	11/5/2012	2012244340	5/23/2013
Australia	Lapsed	METHOD AND APPARATUS FOR TRIGGERING A BONUS	Non-Provisional	2016200408	1/24/2016	2016200408	1/24/2016
Australia	Lapsed	METHOD AND APPARATUS FOR TRIGGERING A BONUS	Non-Provisional	2018200960	2/8/2018	2018200960	3/1/2018
Australia	Lapsed	METHOD AND APPARATUS FOR TRIGGERING A BONUS	Non-Provisional	2020201873	3/13/2020	2020201873	4/2/2020
Australia	Pending	METHOD AND APPARATUS FOR TRIGGERING A BONUS	Non-Provisional	2021277767	12/3/2021	2021277767	12/23/2021

United States	Issued	METHOD AND APPARATUS FOR TRIGGERING A BONUS	Non-Provisional	13/291,006	11/7/2011	20130116037	5/9/2013
United States	Issued	METHOD AND APPARATUS FOR TRIGGERING A BONUS	Non-Provisional	15/471,752	3/28/2017	20170200348	7/13/2017
United States	Issued	METHOD AND APPARATUS FOR TRIGGERING A BONUS	Non-Provisional	16/144,186	9/27/2018	20190026990	1/24/2019
United States	Issued	METHOD AND APPARATUS FOR TRIGGERING A BONUS	Non-Provisional	17/136,143	12/29/2020	20210118263	4/22/2021
United States	Published	METHOD AND APPARATUS FOR TRIGGERING A BONUS	Non-Provisional	18/056,982	11/18/2022	20230252854	8/10/2023
Australia	Lapsed	ELECTRONIC WAGERING	Non-Provisional	2013231022	9/17/2013	2013231022	4/3/2014
Australia	Lapsed	ELECTRONIC WAGERING	Non-Provisional	2017272292	12/7/2017	2017272292	1/4/2018
Australia	Lapsed	ELECTRONIC WAGERING	Non-Provisional	2019204099	6/12/2019	2019204099	7/4/2019
Australia	Lapsed	ELECTRONIC WAGERING	Non-Provisional	2021203054	5/13/2021	2021203054	6/10/2021
Australia	Pending	ELECTRONIC WAGERING	Non-Provisional	2023204073	6/26/2023	2023204073	7/13/2023
United States	Issued	ELECTRONIC WAGERING	Non-Provisional	13/621,528	9/17/2012	20140080564	3/20/2014
United States	Issued	ELECTRONIC WAGERING	Non-Provisional	15/586,676	5/4/2017	20170236366	8/17/2017

United States	Issued	ELECTRONIC WAGERING	Non-Provisional	16/747,861	1/21/2020	20200160647	5/21/2020
United States	Issued	ELECTRONIC WAGERING	Non-Provisional	17/113,216	12/7/2020	20210090381	3/25/2021
United States	Published	ELECTRONIC WAGERING	Non-Provisional	18/308,125	4/27/2023	20230351861	11/2/2023
Australia	Pending	PLAYER-FUNDED LOSS AMELIORATION	Non-Provisional	2022202510	4/14/2022	2022202510	11/10/2022
United States	Issued	PLAYER-FUNDED LOSS AMELIORATION	Non-Provisional	17/237,345	4/22/2021	20220343727	10/27/2022
United States	Pending	PLAYER-FUNDED LOSS AMELIORATION	Non-Provisional	18/339,720	6/22/2023	20240029515	1/25/2024
PCT	Published	ELECTRO-MECHANICAL CHIP INDICATOR	PCT	PCT/US23/18672	4/14/2023	WO 2023/201049	10/19/2023
United States	Expired	ELECTRO-MECHANICAL CHIP INDICATOR	Provisional	63/331,041	4/14/2022		
United States	Published	ELECTRO-MECHANICAL CHIP INDICATOR	Non-Provisional	18/300,832	4/14/2023	20230334938	10/19/2023
Australia	Pending	ELECTRO-MECHANICAL CHIP INDICATOR	Non-Provisional	2023254161	4/14/2023		
United States	Abandoned	METHOD FOR LOCATING AND IDENTIFYING PLAYERS ON A NETWORK OF GAMING MACHINES	Non-Provisional	16/578,860	9/23/2019	20200020204	1/16/2020

United States	Expired	GAMING SYSTEM	Provisional	62/935,013	11/13/2019		
United States	Abandoned	ELECTRONIC GAMING MACHINE TRIGGER IN RESPONSE TO A LIVE SPORTING EVENT	Non-Provisional	16/922,197	7/7/2020		
United States	Granted	INTERACTIVE ADVERTISING SYSTEM WITH TRACKING OF VIEWER'S ENGAGEMENT	Non-Provisional	16/221,355	12/14/2018	N/A	N/A
United States	Granted	INTERACTIVE SLOT MACHINE ARCHITECTURE WITH A FEEDBACK LOOP	Non-Provisional	16/292,235	3/4/2019	N/A	N/A
United States	Pending	TICKETS FOR TIPPING OR HAVING ENHANCED VALUE	Non-Provisional	18/594,793	3/4/2024		
United States	Pending	SYSTEMS AND METHODS TO DETECT AND PREVENT FRAUD	Provisional	63/634,211	4/15/2024		

PERKS

Bonus Share Awards

Investors in this Offering will be eligible to receive bonus shares based on when or how much they invest.

First Mover Bonus
Investors will receive a bonus on their investment if they are one of the first 160 investors, based on the order their investment is funded.

The available bonuses can be found below:

Investment #	Bonus %
1-10	20%
11-60	15%
61-160	10%
161+	No Bonus

For example, if someone is the 61st funded investment in this Offering, they will receive a 10% bonus on their investment. The order is determined based on the timestamp of when the investment is funded in the DealMaker platform.

Big Purchase Bonus
Investors may receive a bonus on their investment based on how much they invest. The available bonuses can be found below:

Amount Invested ($)	Amount Invested (Multiple of Minimum Investment)	Bonus %
$2,250+	3X	10%
$3,750+	5X	15%
$7,500+	10X	20%

Free Shares

Individuals interested in investing in this Offering will be eligible to earn free shares in the Company based on their participation in a series of investor webinars that will be held periodically throughout the Offering.

Intro Game

The Intro Game will be played at the beginning of each investment webinar. Everyone who registers for the webinar and is in attendance at the beginning of such webinar will automatically be a participant in the Intro Game and will have one entry in the game. In the Intro Game, each participant will choose 6 numbers from the range of 1 to 80. 20 numbers will then be drawn during the game. Then participants may win a prize depending on how many of their numbers are selected. The following table outlines the reward schedule for the Intro Game:

Numbers Caught	Shares Won	Shares Won ($)
4	5	$16.5
5	50	$165
6	500	$1650

Attendee Game

The Attendee Game will be played at the end of each investment webinar. Everyone who registers for the webinar and is in attendance at the end of the webinar will automatically be a participant in the Attendee Game and will have one entry in the game. In the Attendee Game, each participant will choose 6 numbers from the range of 1 to 80. 20 numbers will then be drawn during the game. Then participants may win a prize depending on how many of their numbers are selected. The following table outlines the reward schedule for the Attendee Game:

Numbers Caught	Shares Won	Shares Won ($)
4	10	$33
5	100	$330
6	1,000	$3300

All winners will be announced via email after the conclusion of each webinar.

Bonus Game For Interested Investors

Anyone who is interested in investing in the Offering can receive an entry into a *Bonus Share Game*, with the prize being a bonus on their future investment.

An interested investor will have the opportunity to play the *Bonus Share Game* upon visiting our investment landing page at invest.acrestechnology.com. The Game will consist of the spin of a wheel, with 12 possible outcomes. Each outcome will result in a bonus share % that an interested investor can earn if they make an investment. Below is a list of all available outcomes in the *Bonus Share Game*:

Wheel Position	Bonus %
1	100%
2	10%
3	50%
4	15%
5	40%
6	0%
7	30%
8	5%
9	25%
10	7%
11	20%
12	Respin

Bonus Share Game prizes are stackable with First Mover and Big Purchase Bonuses, making 140% the highest bonus available to a single investor.

An entry into the *Bonus Share Game* is free and comes without purchase or consideration.

Each interested investor is eligible to redeem one Bonus Share Prize. If an individual plays more than one game, then they are eligible to receive the result of the first play. All entries and associated investments will be tracked via email address.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are **exposed to. These** include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. For purposes of this "Risk Factors" section , "Acres," "we," "us" or "our" refers to Acres Technology on a combined basis with Acres Manufacturing and Acres 4.0, unless the context otherwise requires, such as when an entity is specifically referenced.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.

In order to continue to operate and grow the business, we will likely need to raise additional capital beyond this current financing round by offering shares of our Common Stock and/or other classes of equity. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

We have incurred net losses in the past with negative cash flows and may not be able to generate and sustain profitability.

Since inception, we have operated at a loss. As of December 31, 2023, we had an accumulated deficit of $20.7 million. For the years ended December 31, 2023 and 2022 we incurred net losses of $9.0 million and $10.1 million, respectively. These losses and our historic losses are due to our continued investment in research and development, and our limited revenues. We expect to make significant investments to further develop and expand our business. Despite these investments, we may not succeed in increasing our revenue on the timeline that we expect or in an amount sufficient to lower our net loss and ultimately become profitable. Accordingly, we may not achieve or maintain profitability and we may continue to incur significant losses in the future, which could impact our ability to repay our outstanding debt, including, but not limited to, the $40.5 million in convertible notes that were outstanding as of September 11, 2024, $39.8 million of which are due in March of 2026, and if we are unable to repay such debt or negotiate an extension, such non-repayment may have a material adverse effect on our ability to continue our operations.

We rely on a small number of customers for a substantial portion of our revenues and the loss of one or more of these customers could seriously harm our business.

Our business strategy encompasses securing a diverse customer base including attempting to expand the amount of business with our current customers and expand into new customer accounts as we enter new geographic markets, particularly in the U.S. However, we operate in a dynamic industry, in which regulatory restrictions and enabling technologies are changing rapidly. As such, certain of our customers may experience more rapid growth than other customers, resulting in a concentration of revenue from time to time from one or a few significant customers. The risk of customer concentration will be more pronounced as we look to expand our revenues from a smaller base.

At any time that we experience significant customer concentration, the loss of a key customer, for any reason, would have a significant impact on our revenues, our ability to fund operating expenses, and our financial position. In addition, the loss of a material customers could significantly decrease our market share and harm our reputation which could affect our ability to grow and take advantage of new markets, access resulting data from such markets, and secure funding to invest into development of new products.

We rely on a small management team to execute our business plan, and may be required to raise additional capital in order to continue to develop our technology and continue to scale our platform.

Our senior management team is currently small and consists of only one full-time CEO, and six members of the board, and three department officers. CEO John Acres experience and connections in the casino technology industry are vital for us to both grow as a company and to raise funds. Without him, we would struggle to navigate the industry and grow our partnership and client base. Additionally, we rely on John to help raise funds for the Company until we are generating significant revenue to cover our costs and growth plans. As we continue to grow and scale our product, we might be required to raise debt or equity financing in order to develop our platform and effectively scale our product to meet demand.

The success of our business relies on clients successfully adopting our product via long term contracts.

If our clients do not adopt our product via long-term, multi-month contracts, we may be unable to scale successfully and our business model may not prove to be repeatable.

We face significant market competition

We face significant competition in our businesses, not only from our traditional competitors but also from a number of other domestic and foreign providers (or, in some cases, the operators themselves), some of which have substantially greater financial resources and/or experience than we do. Many of our competitors are large, well- established companies with substantially larger operating staffs and greater capital resources and have been engaged in the design, manufacture and operation of electronic gaming equipment business for many years. In addition, we cannot assure you that our products and services will be successful or that we will be able to attract and retain players as our products and services compete with the products and services of others, which may impact the results of our operations.

We face high levels of competition in the supply of products and services for newly legalized gaming jurisdictions

Our success is dependent on our ability to successfully enter new markets and compete successfully for new business especially in the face of declining demand for casino games and systems. We also compete to obtain space and favorable placement on casino gaming floors. Casino operators focus on performance, longevity, player appeal and price when making their purchasing and leasing decisions. Competitors with a larger installed base of electronic gaming machines and more game themes than ours may have an advantage in obtaining and retaining placements in casinos.

Our success is dependent upon our ability to adapt to and offer products that keep pace with evolving technology related to our businesses

The success of our products and services is affected by changing technology and evolving industry standards. Our ability to anticipate or respond to such changes and to develop and introduce new and enhanced products and services, including, but not limited to, App store development, Human Dispatch, Loyalty, Analytics, Regulatory and Advertising features and functions, as well as in hardware products including Legacy EGM Interface, EGM Terminals and Table Terminals, on a timely basis or at all is a significant factor affecting our ability to remain competitive, retain existing contracts or business and expand and attract new customers and players. There can be no assurance that we will achieve the necessary technological advances or have the financial resources needed to introduce new products or services on a timely basis or at all.

Our success depends upon our ability to respond to dynamic customer and player demand by producing new and innovative products and services

The process of developing new products and systems is inherently complex and uncertain. It requires accurate anticipation of changing customer needs and player preferences as well as emerging technological trends. If our competitors develop new game content and technologically innovative products and we fail to keep pace, our business could be adversely affected. If we fail to accurately anticipate customer needs and player preferences through the development of new products and technologies, we could lose business to our competitors, which would adversely affect our results of operations.

We may experience manufacturing, operational or design problems

Problems associated with manufacturing, operations or design could delay or prevent the launch of new products or services. Introducing new and innovative products and services requires us to adapt and refine our manufacturing, operations and delivery capabilities to meet the needs of our product innovation. If we cannot efficiently adapt our manufacturing infrastructure to meet the needs associated with our product innovations, or if we are unable to upgrade our production capacity in a timely manner, our business could be negatively impacted. In the past, we have experienced delays in launching new products and services due to the complex or innovative technologies embedded in our products and services. Such delays can adversely impact our results of operations.

Damage or disruption to the suppliers of the hardware for our Foundation technology platform or any disruptions which affect the ability of third parties to service our Foundation Units could have an adverse effect on our business, financial condition and results of operations.

Our ability to sell and maintain our Foundation technology platform is critical to our success. Damage or disruption to the suppliers of the hardware for our Foundation technology platform or any disruptions which affect the ability of third parties to service our Foundation Units due to labor or supply shortages, or due to weather, natural disaster, fire or explosion, terrorism or pandemics, or other reasons, could impair the manufacture, distribution, sale and servicing of our Foundation technology platform. Many of these events are outside of our control. Failure to take adequate steps to protect against or mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations.

We face the risk of fraud, theft and cheating.

We face the risk that players and casino employees may attempt or commit fraud or theft or cheat by hacking our software in order to increase winnings. Such risks include stolen credit or charge cards and hacked or stolen customer accounts. Failure to discover such acts or schemes in a timely manner could result in losses in our customer's operations. Negative publicity related to such acts or schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business.

Our success depends in part on our ability to develop, enhance and/or introduce successful gaming concepts and game content

Demand for our products and the level of play of our products could be adversely affected by changes in player and operator preferences. We believe that creative and appealing game content produces more revenue for our electronic gaming machine customers and provides them with a competitive advantage, which in turn enhances our revenue and our ability to attract new business and to retain existing business. There can be no assurance that we will be able to sustain the success of our existing game content or effectively develop or obtain from third parties game content or licensed brands that will be widely accepted both by our customers and players. As a supplier of gaming equipment, we must offer themes and products that appeal to gaming operators and players. Our revenues are dependent on the earning power and life span of our games. We therefore face continuous pressure to design and deploy new and successful game themes and technologically innovative products to maintain our revenue and remain competitive. If we are unable to anticipate or react timely to any significant changes in player preferences, the demand for our gaming products and the level of play of our gaming products could decline. Further, we could fail to meet certain minimum performance levels, or operators may reduce revenue sharing arrangements with us, each of which could negatively impact our sales and financial results. In addition, general changes in consumer behavior, such as reduced travel activity or redirection of entertainment dollars to other venues, could result in reduced demand and reduced play levels for our gaming products.

We have existing patents we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The company owns 202 issued and 70 pending patent applications. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the company.

We face the risk that third parties will claim that we infringe on their intellectual property rights, which could result in costly license fees or expensive litigation.

The gaming industry is subject to rapid technological change and we are developing technology and intellectual property that we believe is unique and provides us with a commercial advantage. While we respect third parties' intellectual property rights and have procedures designed to avoid the inadvertent use of third-party intellectual property, we may face claims in the future that the products or solutions that we develop, or those provided to us by third parties or used by our customers, infringe on third parties' intellectual property rights. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us.

Any such claim may seek to prohibit our use of the third party's intellectual property rights or may require us to obtain licenses from the holders of the patents or other intellectual property rights. We cannot assure you that we will be able to obtain any such licenses on commercially favorable terms, or at all. If we do not obtain such licenses, we could, for example, be required to cease or materially alter our product offerings and our business, operating results and financial condition could be materially adversely affected.

We may be adversely affected by changing regulations

Changing gaming laws and regulations, as well as new interpretations of existing laws, and difficulties or delays in obtaining or maintaining required licenses or approvals, is a constant concern. We operate only in jurisdictions where gaming is legal. The gaming industry is subject to extensive governmental regulation by U.S. federal, state and local governments, as well as Native American Tribal governments, and foreign governments. While the regulatory requirements vary by jurisdiction, most require (i) licenses and/or permits, (ii) documentation of qualifications, including evidence of financial stability, (iii) other required approvals for companies who design, assemble, supply or distribute gaming equipment and services, and (iv) individual suitability of officers, directors, major equity holders, lenders, key employees and business partners. Any license, permit, approval or finding of suitability may be revoked, suspended or conditioned at any time. We may not be able to obtain or maintain all necessary registrations, licenses, permits or approvals, or could experience delays related to the licensing process which could adversely affect our operations and our ability to retain key employees. To expand into new jurisdictions, in most cases, we will need to be licensed, obtain approvals of our products and/or seek licensure of our officers, directors, major equity holders, key employees or business partners and potentially lenders. If we fail to obtain a license required in a particular jurisdiction for our games and electronic gaming machines, hardware or software or have such license revoked, we will not be able to expand into, or continue doing business in, such jurisdiction. Any delays in obtaining or difficulty in maintaining regulatory approvals needed for expansion within existing markets or into new jurisdictions can negatively affect our opportunities for growth. In addition, the failure of our officers, directors, key employees or business partners, equity holders, or lenders to obtain or receive licenses in one or more jurisdictions may require us to modify or terminate our relationship with such officers, directors, key employees or business partners, equity holders, or lenders, or forego doing business in such jurisdiction.

There can be no assurance we will be able to maintain our compliance with applicable gaming laws

As laws and regulations continuously evolve, there can be no assurance that we will maintain compliance with the same and that law enforcement or gaming regulatory authorities will not seek to restrict our business in their jurisdictions or institute enforcement proceedings if we are not compliant. Moreover, in addition to the risk of enforcement action, we are also at risk of loss of business reputation in the event of any potential legal or regulatory investigation whether or not we are ultimately accused of or found to have committed any violation. A negative regulatory finding or ruling in one jurisdiction could have adverse consequences in other jurisdictions, including with gaming regulators. Furthermore, the failure to become licensed, or the loss or conditioning of a license, in one market may have the adverse effect of preventing licensing in other markets or the revocation of licenses we already maintain. Further, changes in existing gaming regulations or new interpretations of existing gaming laws may hinder or prevent us from continuing to operate in those jurisdictions where we currently do business, which would harm our operating results. In particular, the enactment of unfavorable legislation or government efforts affecting or directed at manufacturers or gaming operators, such as referendums to increase gaming taxes or requirements to use local distributors, would likely have a negative impact on our operations. Moreover, many jurisdictions also require extensive personal and financial disclosure and background checks from persons and entities beneficially owning a specified percentage (typically 5% or more) of our equity securities and may require the same from our lenders. The failure of these beneficial owners or lenders to submit to such background checks and provide required disclosure could jeopardize our ability to obtain or maintain licensure in such jurisdictions.

We rely on information technology and other systems

Any failures in our information technology systems could disrupt our business and adversely impact our results. We rely on information technology systems that are important to the operation of our business, some of which are managed by third parties or Affiliates. These systems are used to process, transmit and store electronic information, to manage and support our business operations and to maintain internal controls over our financial reporting. We could encounter difficulties in developing new systems, maintaining and upgrading current systems and preventing security breaches. Among other things, our systems are susceptible to outages due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, denial of service attacks and similar events. While we have and will continue to implement network security measures and data protection safeguards, our servers and other computer systems are vulnerable to viruses, malicious software, hacking, break-ins or theft, data privacy or security breaches, third-party security breaches, employee error or malfeasance and similar events. Failures in our systems or services or unauthorized access to or tampering with our systems and databases could have a material adverse effect on our business, reputation and results of operations. Any failures in our computer systems or telecommunications services could affect our ability to operate our linked games or otherwise conduct business. Portions of our information technology infrastructure also may experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time consuming, disruptive and resource intensive. Such disruptions could materially and adversely impact our ability to deliver products to customers and interrupt other processes. If our information systems do not allow us to transmit accurate information, even for a short period of time, to key decision makers, the ability to manage our business could be disrupted and our results of operations could be materially and adversely affected. Failure to properly or adequately address these issues could impact our ability to perform necessary business operations, which could materially and adversely affect our reputation, competitive position and results of operations.

Our success depends on preventing fraudulent manipulation of our electronic gaming machines and systems
Our ability to avoid, detect, replicate and correct software and hardware anomalies and fraudulent manipulation of our electronic gaming machines is critical to our business. We endeavor to incorporate security features into the design of our electronic gaming machines and other systems, which are designed to prevent us, our customers, and players from being defrauded. We also monitor our software and hardware to avoid, detect and correct any technical errors. However, there can be no guarantee that our security features or technical efforts will continue to be effective in the future. If our security systems fail to prevent fraud or if we experience any significant technical difficulties, our operating results could be adversely affected. Additionally, if third parties breach our security systems and defraud players, or if our hardware or software experiences any technical anomalies, our customers and the public may lose confidence in our electronic gaming machines and operations, or we could become subject to legal claims by our customers or to investigation by gaming authorities. Games and electronic gaming machines may be replaced by casinos and other electronic gaming machine operators if they do not perform according to expectations or they may be shut down by regulators. The occurrence of anomalies in, or fraudulent manipulation of, our electronic gaming machines or our other gaming products and services (including our interactive products and services), may give rise to claims from players and claims for lost revenue and profits and related litigation by our customers and may subject us to investigation or other action by regulatory authorities, including suspension or revocation of our licenses or other disciplinary action. Additionally, in the event of the occurrence of any such issues with our products and services, substantial engineering and marketing resources may be diverted from other projects to correct these issues, which may delay other projects and the achievement of our strategic objectives.

Risks Related to the Securities in this Offering

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of any of the Company's Common Stock or Non-Voting Common Stock. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. The Company currently has no plans to list any of its capital stock on any OTC or similar exchange.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Nevada, which governs the agreement, by a federal or state court in the State of Nevada. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Non-Voting Common Stock at $3.00 per share, plus a 3.0% Investor Transaction Fee.. This fee is intended to offset transaction costs and though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Securityholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

OFFICERS & DIRECTORS

John Acres, Founder, CEO, and Director
John Acres has served as the CEO and a Director of Acres Technology since 2008. John is a pioneer in the casino technology industry, having begun his career in 1972. He is the inventor of several groundbreaking technologies, including player tracking, loyalty systems, and automated electronic delivery of loyalty incentives. John founded, operated, and successfully exited three gaming companies: Electronic Data Technologies (EDT), Mikohn Gaming, and Acres Gaming. His innovations have earned him recognition as a named inventor on over 250 patents and an induction into the American Gaming Association's Hall of Fame.

Noah Acres, Chief Operating Officer (COO)
Noah Acres has served as COO of Acres Technology since 2020. Noah has been immersed in the casino technology field from a young age, beginning his career by assisting in assembling early products. He later gained experience as a casino executive in both Macau and Las Vegas. As COO, Noah plays a vital role in overseeing the day-to-day operations of Acres Technology and ensuring the implementation of the company's strategic initiatives.

Patrick Bland, Chief Technology Officer (CTO)
Patrick Bland brings a strong background in law and computer engineering to Acres Technology, having joined the company in 2021. Before joining Acres, Patrick worked with Splunk, a data analysis and software company, where he honed his skills in product development and regulatory technical compliance. As CTO, Patrick manages all aspects of product development, ensuring that Acres' offerings meet the highest standards of quality and compliance.

Mark Dailey, Chief Engineer
Mark Dailey has been an integral part of Acres' engineering team since 1997. With a Master's degree in Computer Science from the California Institute of Technology, Mark is responsible for the design and refinement of Acres' products. His extensive experience and technical expertise are crucial in driving the innovation that Acres Technology is known for.

Eric Von Stafford, Chief Financial Officer (CFO)
Eric Von Stafford has served as the CFO for Acres Technology since 2024. Eric Von Stafford has over 30 years of experience in financial management and corporate finance. He previously served as CFO for one of the fastest-growing software companies in America, as ranked by Forbes. Eric has also held senior positions at Goldman Sachs, Montgomery Securities, and most recently at H.I.G. Capital, a position he held from 2017 to 2023, He holds an MBA from the Booth School of Business at the University of Chicago and an undergraduate degree from Georgetown University.

Bob List, Director
Bob List is a practicing attorney with a distinguished career in public service and corporate governance. He served as the Governor of Nevada from 1979 to 1983 and as the Attorney General from 1971 to 1989. Bob has also served on the boards of several prominent companies, including Boomtown Inc. (Casino-Resorts), Las Vegas Sands Corporation (Venetian Hotel and Casino), and various banks, bringing a wealth of experience in both legal and corporate matters. Bob has been a Director at Acres Technology since 2022.

Joe Brown, Director
Joe Brown is a practicing attorney who has served in various regulatory and governance roles in Nevada. His past positions include being a member of the Nevada Gaming Commission, Nevada Fish and Wildlife Commission, Nevada Athletic Commission, and Nevada Development Commission. Joe's extensive experience in regulatory oversight and legal matters provides valuable insights to the Board. Joe has been a Director at Acres Technology since 2021.

Rick Schultz, Director

Rick Schultz is a private investor with significant experience in supporting the development of early and growth-stage businesses. He has a background in intellectual property protection and enforcement, antitrust enforcement, and monetization of intellectual property. Rick is also a partner in several ventures, including Porticos-Asia Limited in Hong Kong, Firethorn, Inc. in Fort Pierce, Florida, and Shuffle Tech International. Rick has been a Director at Acres Technology since 2019.

Ed Stevenson, Director

Ed Stevenson is a retired attorney with a rich history in casino management and operations. He previously served as CEO of the SMSC Gaming Enterprise, which operates Mystic Lake Casino in Minneapolis. Ed has also held leadership roles as President of IGT's casino operations and as COO and General Counsel of Harvey's Resort Casinos, bringing extensive industry knowledge and operational expertise to the Board. Ed has been a Director at Acres Technology since 2017.

Peter Najarian, Director

Peter Najarian is a seasoned options trader, television personality, market analyst, and co-founder of the options news and education firm optionMONSTER. He is also a co-founder of the online brokerage tradeMONSTER and Market Rebellion, a provider of options education, commentary, and trading strategies. Peter's experience in financial markets and his entrepreneurial background add a diverse perspective to the Board of Directors. Peter has been a Director at Acres Technology since 2024.

OWNERSHIP AND CAPITAL STRUCTURE

The following table describes Acres Technology's capital structure as of November 12, 2024:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued*	Available
Common Stock	250,000,000	78,775,839	21,958,832	149,265,329
Non-Voting Common Stock	25,000,000	0	0	25,000,000
Serial Preferred Stock	25,000,000	0	0	25,000,000

*Includes 6,435,132 warrants, 9,153,199 granted options for Common Stock, and 6,370,501 unallocated stock options for Common Stock.

USE OF PROCEEDS

	Target Offering Amount		Maximum Subscription Amount	
Gross Proceeds	$10,002.33		$1,030,000	**%**
Offering Expenses				
Commissions	$850.20	*8.5%*	$87,550	*8.5%*
Net Proceeds	$9,152.13		**$942,450**	
Use of Proceeds			**Amount**	**%**
Research & Development	$1,373.82	*15%*	$141,368	15%
Payroll	$1,373.82	*15%*	$141,368	15%
General & Administrative	$3,660.85	*30%*	$373,980	40%
Marketing	$2,745.64	*30%*	$282,735	30%
Total Use of Proceeds	9,152.13		**$942,450**	

FINANCIAL DISCUSSION

For purposes of this "Financial Discussion" section , "Acres," "we," "us" or "our" refers to Acres Technology on a combined basis with Acres Manufacturing and Acres 4.0, unless the context otherwise requires, such as when an entity is specifically referenced.

Operating Results

For the fiscal year ended December 31, 2023, the Company had revenues of $6,346,196 compared to the year ended December 31, 2022, when the Company had revenues of $12,040,524, representing a 47% decrease. This was primarily due to a drop in product related revenue, from $9,398,774 in the fiscal year ended 2022 to $2,234,063 in the fiscal year ended 2023. The major drive of the decrease in product revenue was due to the Company finishing up a large product deployment that started in 2021 to a major customer. Product revenue is composed primarily of the hardware that the Company installs into existing slot machines for its customers. The Company did see a 10% increase in subscription revenue between the fiscal year ended 2022 and the fiscal year ended 2023. Subscription revenue is composed of the monthly fees that the Company charges to its customers for its analytics and software platform as well as ongoing contracted maintenance and monitoring fees. Additionally, the Company added two new revenue streams in the fiscal year ended 2023. This included service revenue, which is composed of consulting, technology installation, to its customers, and lease revenue, which is composed of slot machines integrated with Acres hardware and software that the Company leases directly to its clients. Service revenue and lease revenue were $716,691 and $515,393 in the fiscal year ended 2023, respectively. The Company began recognizing service revenue in the fiscal year ended 2023 after it completed an acquisition of Power Strategies, a company that provides technology implementation services to the casino gaming industry.

The Company's gross margin was 18% in fiscal year ended 2023, compared to 34% in the fiscal year ended 2022. The biggest drive for the reduction in the Company's gross margin was related to product revenue as mentioned above. The Company sold hardware to a key customer at a discount, however recognized costs of goods sold at the regular rate. Traditionally the Company sees a gross margin of around 30% for its product revenue line, but saw this decrease to -12% in the fiscal year ended 2023 because of a one-time discount to a major customer, where that customer will also contribute recurring revenue.. The Company does not anticipate any significant discounts in the future for this particular customer. On a related note, the Company saw its subscription revenue gross margin decrease from 44% in the fiscal year ended 2022 to 30% in the fiscal year ended 2023 for the same reason. It expects to see growth in its subscription revenue gross margin over time. Finally, the Company has so far recognized a 27% gross margin for its service revenue and a 66% gross margin for its lease revenue in the fiscal year ended 2023.

In 2023, the Company recognized $12,528,901 in operating expenses, as compared to $13,221,415 in operating expenses for the fiscal year ended 2022, representing a 5% decrease. A major driver of this change was a 19% decrease in selling, general, and administrative expenses, which declined from $11,472,072 in the fiscal year ended 2022 to $9,305,271 in the fiscal year ended 2023, as the Company lowered corporate overhead expenses related to business operations over the course of the year. This was partially offset by a 125% increase in research and development expenses, which went from $783,979 in the fiscal year ended 2022 to $1,769,2367 in the fiscal year ended 2023, driven by increased development resources and a focused effort on enhancing its product offerings to grow market share and increase its customer base.

Due to the above changes in gross margin and operating expenses, the Company recognized a net loss of $8,958,994 in the fiscal year ended 2023, compared to $10,104,042 in the fiscal year ended 2022, representing a year over year improvement of 11%.

Liquidity and Capital Resources

As of December 31, 2023, the Company had cash on hand of $1,892,509 plus $2,293,642 in marketable securities. This is compared to as of December 31, 2022, when the Company had cash on hand of $727,475 and no marketable securities. The Company issued $20,153,000 and $7,075,000 in convertible promissory notes in 2023 and 2022, respectively.

The Company currently has a burn rate of approximately $1,200,000 per month, and has continued to fund operations via a mix of revenue, debt, and equity. The Company expects to continue to rely on outside capital to fund operations for the next 18-24 months, beyond 24 months the Company believes it can fund growth and operations entirely from revenue.

Related Party Transactions

In January 2021, the AMC entered into an operating lease for offices with AMC's sole shareholder and the Company's CEO, John Acres. The lease carried a term of three years, scheduled to expire on December 31, 2023. In January 2022, AMC terminated the lease and entered into a new operating lease with John Acres. The office lease has an expiration date of December 31, 2024, with a monthly base rent of $19,000 for the first year with annual increases on the anniversary date. In March 2024, the Company terminated this agreement and there are no future obligations under this arrangement.

The Company's CEO has made a number of loans to the Company. As of December 31, 2022, the Company owed John Acres $2,000,000. This balance was fully repaid in 2023.

Plan of Operations

The Company's immediate priority is to grow its customer base, and thereby achieve profitability. While sales and marketing are a key part of this effort, the Company is actively working to enhance its product offerings, including adding more features to its software platform, which is currently listed under subscription revenue on its financial statements. Subscription revenue historically generates a higher gross margin than the Company's other business lines, which is another reason it seeks to grow this revenue stream. Additionally, the Company added two new revenue streams in fiscal year 2023, service revenue and lease revenue. The Company is making a concerted effort to grow its lease revenue stream, whereby it leases slot machines with its hardware already installed directly to casinos. The Company continues to add smaller casinos and casino chains to its customer base, while it is pursuing targeting larger, nationwide and global chains.

INDEBTEDNESS

As of November 2024, the Company had the following outstanding convertible notes:

Issuance Year	Principal	Interest Rate	Maturity Date	Conversion Terms	Notes
2021	$10,557,942	12%	3/31/2026	$175mm valuation cap or 40% discount	Rollover notes, originally issued in 2021. Re-issued in 2024 with a new maturity date.
2022	$7,075,000	12%	3/31/2026	$175mm valuation cap or 40% discount	
2023	$20,153,000	12%	4/7/2026	$175mm valuation cap or 40% discount	
2024	$200,000	12%	3/31/2026	$175mm valuation cap or 40% discount	
2024	$700,000	12%	3/31/2027	$175mm valuation cap or 40% discount	
Total	$40,496,727				

As of November 2024, the Company only has the following loans outstanding:

Issuance Year	Principal	Interest Rate	Maturity Date	Notes
2020	$2,000,000	3.75%	May 2050	EIDL Loan - A4
2022	$17,000	3.75%	June 2050	EIDL Loan - AT
2020-2022	$12,500	3.75%	June 2050	EIDL Loan - AMC
2023	$0	6.00%	Quarterly installments of $100,000 until repaid	Power Strategies Note. Full $500,000 balance paid off in May 2024
Total	$2,129,400			

RECENT OFFERING OF SECURITIES

From February to April 2024, the Company issued 352,500 shares of Common Stock in a private financing round, pursuant to rule 506(b) of Regulation D, that generated $793,125 in gross proceeds. Proceeds were used to fund business operations.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Amended and Restated Articles of Incorporation, as amended and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Amended and Restated Articles of Incorporation, as amended, and our Bylaws and applicable provisions of the Nevada General Corporation Law.

General

Class of Security	Common Stock
Securities Authorized	250,000,000
Securities Outstanding	100,734,671
Voting Rights	Holders of Common Stock are entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors.
Other Rights and Terms	The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Nevada or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock. The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Class of Security	Non-Voting Common Stock
Securities Authorized	25,000,000
Securities Outstanding	0
Voting Rights	Holders of Non-Voting Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except as required by Nevada Law.
Other Rights and Terms	The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Nevada or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock. The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Class of Security	Serial Preferred Stock
Securities Authorized	25,000,000
Securities Outstanding	0
Rights	Acres Technology's Board of Directors is authorized to provide for a series of Preferred Stock and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2025 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it Means to be a Minority Holder

As an investor in non-voting Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development and team, as well as historical revenue and revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount, and 21 days from the offering's initiation has passed. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

REGULATORY INFORMATION

Updates

Information regarding updates to the offering and to subscribe can be found at invest.acrestechnology.com

Annual reports

The company plans to file its Form C-AR report with the SEC. These annual reports along with future reports will be posted on the company's website: www.**acrestechnology.com**

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.